SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of Financial Statements for the nine-month periods ended March 31, 2015 and March 31, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores.

Legal information

Denomination: IRSA PROPIEDADES COMERCIALES S.A. (formerly ALTO PALERMO S.A. (APSA) due to change of corporate name).

Fiscal year No.: 125, beginning on July 1, 2014.

Legal address: Moreno 877, 22nd floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: March 14, 2013.

Expiration of company charter: August 28, 2087.

Number of register with the Superintendence of Corporations: 801,047.

Capital stock: 1,260,140,508 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Legal Address: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate investment.

Controlling interest on the equity: 1,207,269,835 common shares.

Percentage of votes of the parent Company on the equity: 95.80%.

Type of stock	CAPITAL STATUS
	Shares outstanding	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up (in thousands of Ps.)
Common stock with a face value of Ps. 0.1 per share and entitled to 1 vote each	1,260,140,508	1,259,886,188	126,014

RSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Unaudited Condensed Interim Consolidated Statements of Financial Position as of March 31, 2015 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	03.31.15	06.30.14
ASSETS
Non-Current Assets
Investment properties	10	4,400,849	1,753,492
Property, plant and equipment	11	111,672	23,552
Trading properties	12	8,227	8,325
Intangible assets	13	69,906	65,754
Investments in associates and joint ventures	8,9	189,082	171,903
Deferred income tax assets	24	51,594	40,326
Income tax credit		601	578
Trade and other receivables	16	89,424	85,914
Investments in financial assets	17	247,916	63,455
Total Non-Current Assets		5,169,271	2,213,299
Current Assets
Trading properties	12	802	1,214
Inventories	14	13,604	10,368
Derivative financial instruments	23	-	1,234
Income tax credit		1,213	123
Trade and other receivables	16	798,358	937,204
Investments in financial assets	17	365,574	216,071
Cash and cash equivalents	18	92,221	116,706
Total Current Assets		1,271,772	1,282,920
TOTAL ASSETS		6,441,043	3,496,219
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special reserve		15,802	15,802
Changes in non-controlling interest		(19,770)	(19,707)
Retained earnings		143,677	138,693
Total capital and reserves attributable to equity holders of the parent		818,408	813,487
Non-controlling interest		218,034	192,102
TOTAL SHAREHOLDERS’ EQUITY		1,036,442	1,005,589
LIABILITIES
Non-Current Liabilities
Trade and other payables	19	235,225	195,673
Borrowings	22	3,238,454	1,046,102
Deferred income tax liabilities	24	91,586	107,778
Provisions	21	8,417	22,878
Total Non-Current Liabilities		3,573,682	1,372,431
Current Liabilities
Trade and other payables	19	919,155	489,811
Income tax liabilities		139,215	56,681
Payroll and social security liabilities	20	71,438	76,090
Borrowings	22	678,540	479,237
Derivative financial instruments	23	-	14,225
Provisions	21	22,571	2,155
Total Current Liabilities		1,830,919	1,118,199
TOTAL LIABILITIES		5,404,601	2,490,630
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		6,441,043	3,496,219

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S Elsztain
President

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1st, 2014 and 2013 and January 1st, 2015 and 2014, respectively and ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

		Nine months		Three months
	Note	03.31.15	03.31.14	03.31.15	03.31.14
Revenues	26	1,960,739	1,484,301	675,625	464,929
Costs	27	(830,563)	(636,651)	(297,627)	(199,175)
Gross Profit		1,130,176	847,650	377,998	265,754
Gain from disposal of investment properties		3,361	-	-	-
General and administrative expenses	28	(91,129)	(72,126)	(34,959)	(21,149)
Selling expenses	28	(79,717)	(50,612)	(33,091)	(17,899)
Other operating results, net	30	(69,292)	(18,936)	(5,795)	(8,363)
Profit from Operations		893,399	705,976	304,153	218,343
Share of profit of associates and joint ventures	8,9	21,749	(5,086)	1,958	(7,344)
Profit from Operations Before Financing and Taxation		915,148	700,890	306,111	210,999
Finance income	31	79,369	103,605	21,430	54,936
Finance cost	31	(390,274)	(438,427)	(211,885)	(230,500)
Other financial results	31	92,565	128,097	59,585	62,729
Financial results, net		(218,340)	(206,725)	(130,870)	(112,835)
Profit Before Income Tax		696,808	494,165	175,241	98,164
Income tax expense	24	(225,810)	(174,961)	(64,399)	(35,978)
Profit for the period		470,998	319,204	110,842	62,186
Total Comprehensive Income for the period		470,998	319,204	110,842	62,186

Attributable to:
Equity holders of the parent		441,364	289,446	99,960	48,877
Non-controlling interest		29,634	29,758	10,882	13,309

Profit per share attributable to equity holders of the parent for the period:
Basic		0.35	0.23	0.08	0.04
Diluted		0.35	0.23	0.08	0.04

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S Elsztain
President

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total shareholders' equity
Balance at June 30, 2014	126,014	69,381	444,226	39,078	15,802	(19,707)	138,693	813,487	192,102	1,005,589
Comprehensive income for the period	-	-	-	-	-	-	441,364	441,364	29,634	470,998
Dividends distribution – Shareholders’ meeting as of October 31, 2014	-	-	-	-	-	-	(138,693)	(138,693)	-	(138,693)
Advanced Dividends distribution – Shareholders’ meeting as of March 26, 2015	-	-	-	-	-	-	(298,500)	(298,500)	-	(298,500)
Reimbursement of expired dividends	-	-	-	-	-	-	813	813	-	813
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	261	261
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	(3,946)	(3,946)
Changes in non-controlling interest	-	-	-	-	-	(63)	-	(63)	(17)	(80)
Balance at March 31, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	143,677	818,408	218,034	1,036,442

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Reserve for shared-based compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923	161,892	1,010,815
Comprehensive income for the period	-	-	-	-	-	-	-	-	289,446	289,446	29,758	319,204
Dividends distribution – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	-	-	-	(167,522)	(167,522)	-	(167,522)
Distribution to legal reserve – Shareholders’ meeting as of October 31, 2013	-	-	-	-	4	-	-	-	(4)	-	-	-
Reversal of reserve for new developments – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	(3,302)	-	-	3,302	-	-	-
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	783	783	-	783
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(3,274)	(3,274)
Reserve for share-based compensation (Note 29)	-	-	-	9,836	-	-	-	-	-	9,836	-	9,836
Balance at March 31, 2014	126,014	69,381	444,226	16,443	39,078	-	15,802	(19,707)	290,229	981,466	188,376	1,169,842

(1)	Related to CNV General Resolution No. 609/12. See Note 25.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S Elsztain
President

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	03.31.15	03.31.14
Operating activities:
Cash generated from operations	18	987,297	845,147
Income tax paid		(171,849)	(197,138)
Net cash generated from operating activities		815,448	648,009

Investing activities:
Acquisition of property from parent company		(89,789)	-
Acquisition and capital contribution of associates	9	(31,985)	(13,057)
Sale of equity interest in associates	9	19,140	-
Capital contributions in joint ventures	8	(6,600)	(1,221)
Increase in investment properties	10	(201,964)	(165,206)
Proceed from barters		124	-
Acquisition of property, plant and equipment	11	(19,984)	(7,450)
Advance payments		(14,858)	(28,999)
Acquisition of intangible assets	13	(439)	(11,095)
Increase in financial assets		(759,775)	(1,038,557)
Decrease in financial assets		411,682	949,861
Loans granted to related parties		(40)	(17,428)
Collection of financial assets interests		100,305	10,715
Loans repayments received from associates and joint ventures		76,817	-
Net cash used in investing activities		(517,366)	(322,437)

Financing activities:
Acquisition of non-controlling interest		(80)	-
Capital contribution of non-controlling interest		261	-
Borrowings obtained		316,126	112,584
Borrowings obtained from associates and joint ventures		9,000	50
Payment of seller financing		(105,861)	(1,640)
Repayment of borrowings		(238,087)	(295,092)
Repayment of borrowings of associates and joint ventures		(3,085)	-
Proceeds from derivative financial instruments		102	45,696
Payment of derivative financial instruments		(16,054)	-
Payments of financial leasing		(1,868)	(1,215)
Dividends paid	25	(137,429)	(169,413)
Dividends paid to non-controlling interest		(3,946)	(7,443)
Interest paid		(135,933)	(99,807)
Net cash used in financing activities		(316,854)	(416,280)

Net decrease in cash and cash equivalents		(18,772)	(90,708)
Cash and cash equivalents at beginning of period	18	116,706	223,385
Foreign exchange gain on cash and cash equivalents		(5,713)	10,727
Cash and cash equivalents at end of period		92,221	143,404

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S Elsztain
President

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.	Group´s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 we operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. Our core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company name Alto Palermo S.A..

On December 22, 2014, the Company acquired from IRSA, 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose will be to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name of ALTO PALERMO S.A. (APSA) for IRSA PROPIEDADES COMERCIALES S.A. as continuation entity, such change of corporate name having been approved by the Special General Shareholders’ Meeting held on February 5, 2015.

On December 18, 2014 the Group inaugurated "Distrito Arcos" Shopping Center. Distrito Arcos, situated in Palermo neighborhood, in the Autonomous City of Buenos Aires, is a premium outlet stretching over a gross rental area of roughly 14,000 m2, housing 52 stores and 15 stands in this first stage. The second stage contemplates the construction of a gymnasium, a houseware store and outstanding cultural offering, totaling 65 stores and 20 stands, over a gross rental area of roughly 2,000 m2.

Additionally, on March 17, 2015, the Group opened “Alto Comahue” Shopping Center in the city of Neuquén, in the Argentine Patagonia. Alto Comahue extends over a total area of 35,000 m2 and 10,000 m2 of gross rental space, with nearly 1,000 parking spaces – indoor and outdoor – and a big entertaining space including 6 movie theaters and a thematic restaurant that will begin to operate in the coming months. The building is composed of three levels: the underground level housing the parking and service area; the ground level, containing 5,100 m2 of shopping offers, and the first level, containing 720 m2 of restaurant space with unique sights of the city, and 2,700 m2 of stores. The project is part of a mixed use complex that also homes a supermarket in operation and 2 additional plots of land. One of them is intended for the construction of a hotel and the other one – 18,000 m2, owned by the Company – is intended for future housing development.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.	General information (Continued)

As of the end of these interim financial statements, we consolidated 325,000 m2 in 14 shopping centers, 95,031 m2 in 6 premium offices and 1 important land reserve for future commercial developments; we are operators and hold a majority interest in a portfolio of fourteen shopping centers in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos, inaugurated on December 18, 2014), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and Alto Comahue in the City of Neuquén). Additionally, IRSA Propiedades Comerciales operates, through a joint venture, La Ribera Shopping in the City of Santa Fe.

The Company’s stocks are traded in the Buenos Aires Stock Exchange and in United States of America’s NASDAQ.

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder is IRSA.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved by the Board of Directors to be issued on April 24, 2015.

2.	Basis of preparation of the unaudited condensed interim consolidated financial statements

2.1.	Basis of preparation

The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to these Unaudited Condensed Interim Consolidated Financial Statements, as admitted by International Financial Reporting Standards (IFRS).

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Group as of June 30, 2014 prepared in accordance with IFRS. The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Basis of preparation of the unaudited condensed interim consolidated financial statements (Continued)

The Unaudited Condensed Interim Consolidated Financial Statements corresponding to the nine-month periods ended March 31, 2015 and 2014 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. Results for the nine-month periods ended March 31, 2015 and 2014 do not necessarily reflect proportionally the Group’s results for the complete fiscal years.

2.2.	Significant Accounting Policies

The accounting policies applied in the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2014, except for the policy mentioned bellow which was applied in these financial statements. Most significant accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

Acquisition of assets carried out between entities under common control

The Group has elected to recognize acquisition of assets or group of assets carried out between entities under common control who also qualify as “Business Combination” according to IFRS 3, using acquisition method.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Group's Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended June 30, 2014, except for changes in accrued income tax, provision for legal claims, provision for Director's fees, allowance for bad debts and accrued supplementary rental.

2.4.	Comparative information

The comparative information as of June 30, 2014 and March 31, 2014 included in these financial statements arises from the financial statements as of such dates. A revision of prior year information has been made to correctly classify interest from past due debtors as financial interests rather than revenue. This revision was 4.3 million for three month and nine-month periods ended March 31, 2014 and had no impact on the company´s profit  for the period, financial position, or cash flows.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Seasonal effects on operations

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and during the period of year-end festivals (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

4.	Acquisitions and disposals

Nine-month period ended March 31, 2015

Decrease of equity interest in Avenida Inc.

On July 18, 2014, the Group - through Torodur S.A., exercised the warrant held and consequently its interest in Avenida Inc. was increased to 6,172,840 shares or 35.46%. However, simultaneously, the Group's holding was reduced to 23.01% as a result of the acquisition of 35.12% interest in the Company by a new investor.

Subsequently, on September 2, 2014, Torodur S.A. sold 1,430,000 shares representing 5 % of the Avenida Inc.’s capital stock in the amount of Ps. 19.1 million (US$ 2.3 million), thus reducing the equity interest to 17.68% of its share capital. Such transaction generated a gain of Ps. 8.8 million.

As a result of the sale of the interest, the Group has forborne to recognize the equity interest in Avenida Inc. as investment in associates and has considered as a financial asset at fair value in the financial statements at March 31, 2015.

Acquisition of real property from our controlling company IRSA

On December 22, 2014, the Company acquired from its Parent Company IRSA, 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose will be to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” as mentioned in Note 1 to the financial statements.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions and disposals (Continued)

The total amount of the transaction was US$ 308 million, US$ 61.6 million of which have already been paid-in, and the balance of US$ 246.4 million has been financed at an annual effective rate of 8.5% maturing on January 23, 2017 and July 13, 2020.

Considering that the transaction has been carried out between entities under common control, the Group has chosen – as indicated in Note 2.2 – to record this transaction under the acquisition method provided by IFRS 3 “Business Combinations”. As of the balance sheet date, a preliminary allocation of net acquired assets has been made.

The following chart shows the consideration paid and the net assets acquired as of the acquisition date.

	Amount (in millions of US$	Amount (in millions of Ps.)
Consideration paid:
Cash	10.5	89.8
Assignment of receivables between related parties	21.3	182.2
Cancellation of loan agreement with IRSA	14.7	125.7
Transfer of IRSA non-convertible notes 2020 and 2017	5.1	43.6
Transfer of APSA non-convertible Class I due 2017	10.0	85.7
Loan agreements with IRSA (due 2017) (i)	150.0	1,284.1
Loan agreements with IRSA (due 2020) (i)	96.4	825.4
Total consideration paid	308.0	2,636.5
Recognized balances of acquired identifiable assets (preliminary):
Investment properties (Note 10)	299.4	2,563.1
Property, plant and equipment (Note 11)	8.6	73.4
Total net identifiable assets	308.0	2,636.5

(i)	In January 2015, the first interest instalment of the debt with IRSA for Ps. 10 million, has been cancelled, through the delivery of BONAD 16 bonds for Ps. 7 million, and the rest in cash.

Acquisition cost of assets was recognized in other operating results, net in the income statement for an amount of Ps. 58.6 million.

Income generated by the portfolio of real property acquired as from December 22, 2014 that has been included in the income statement amounted to Ps. 65.7 million and have been recorded in the income statement under the line income.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions and disposals (Continued)

Conil plot of land under barter agreements

On November 5, 2014, the Group executed a conveyance deed evidencing a swap and mortgage transaction in favor of Darío Palombo (acting as Trustee of “Fideicomiso Esquina Guemes”) to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the Trust of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of US$ 0.01 million and delivery, within 24 months as from such agreement execution, of two functional units for commercial purposes and one functional unit for office purposes (the non-monetary compensation was valued at US$ 0.7 million).

5.	Financial Risk Management and fair value estimates

5.1.	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures corresponding to financial risk management, consequently should be read together with the annual consolidated financial statements as of June 30, 2014. There have been no changes in the risk management or risk management policies applied by the Group since the end of the fiscal year.

5.2.	Fair value estimates

Since June 30, 2014 to these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost).

Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment reporting

Segment information has been prepared and classified according to different types of businesses in which the Group conducts its activities. The Group´s Investment and Development Properties business is comprised of the following segments:

•	The “Shopping Center” Segment includes the operating results of the Group’s shopping centers portfolio principally comprised of lease and service revenues from tenants.

•
The “Office and others” Segment includes the operating results of the Group’s lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

•
The “Sales and Developments” Segment includes the operating results of sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent.

•
The “Financial operations and others” Segment primarily includes the financial activities carried out by the associate Tarshop S.A. and consumer finance residual financial operations of Apsamedia S.A. (currently merged with IRSA CP). The e-commerce activities conducted through the associate Avenida Inc. are also included until the first quarter of the current fiscal year. This investment began to be considered a financial asset as from the second quarter of this fiscal year.

The Group’s Executive Board periodically reviews the results and certain asset categories corresponding to these segments. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements, except for the investments in joint ventures: Nuevo Puerto Santa Fe S.A. (“NPSF”) and Quality Invest S.A., which are reported to the Group’s Executive Board, applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating results of Entertainment Holding S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of la Rural S.A..

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment reporting (Continued)

The Group’s revenues for each of its reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Below is a summarized analysis of the lines of business of the Group for the nine-month periods ended March 31, 2015 and 2014:

	Nine months ended March 31, 2015
	Urban properties			Investments	Total urban properties and investment
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenues	1,879,196	99,469	3,673	95	1,982,433
Costs	(788,146)	(50,604)	(3,383)	(29)	(842,162)
Gross Profit	1,091,050	48,865	290	66	1,140,271
Gain from disposal of investment properties	-	-	3,361	-	3,361
General and administrative expenses	(91,276)	(196)	-	-	(91,472)
Selling expenses	(77,589)	(2,556)	(254)	(270)	(80,669)
Other operating results, net	(20,117)	(58,626)	-	8,758	(69,985)
Profit (Loss) from Operations	902,068	(12,513)	3,397	8,554	901,506
Share of profit of associates and joint ventures	-	3,041	-	12,116	15,157
Segment Profit (Loss) Before Financing and Taxation	902,068	(9,472)	3,397	20,670	916,663

	Nine months ended March 31, 2014
	Urban properties			Investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others	Total urban properties and investment
Revenues	1,454,462	27,351	19,060	457	1,501,330
Costs	(629,212)	(11,640)	(5,238)	(241)	(646,331)
Gross Profit	825,250	15,711	13,822	216	854,999
General and administrative expenses	(72,207)	(203)	-	(55)	(72,465)
Selling expenses	(49,275)	(521)	(1,577)	250	(51,123)
Other operating results, net	(21,421)	-	-	54	(21,367)
Profit from Operations	682,347	14,987	12,245	465	710,044
Share of loss of associates and joint ventures	-	(244)	-	(8,129)	(8,373)
Segment Profit (Loss) Before Financing and Taxation	682,347	14,743	12,245	(7,664)	701,671

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment reporting (Continued)

The following tables present a reconciliation between the total operating results as per the segment information and operation results as per the statement of income. The adjustments are tied to the proportionate consolidation of the above mentioned joint ventures.

	Nine months ended March 31, 2015
	Total Segment reporting	Adjustment for share of profit / (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Statement of Comprehensive Income
Revenues	1,982,433	(21,694)	-	1,960,739
Costs	(842,162)	11,599	-	(830,563)
Gross Profit (Loss)	1,140,271	(10,095)	-	1,130,176
Gain from disposal of investment properties	3,361	-		3,361
General and administrative expenses	(91,472)	262	81	(91,129)
Selling expenses	(80,669)	952	-	(79,717)
Other operating results, net	(69,985)	774	(81)	(69,292)
Profit (loss) from Operations	901,506	(8,107)	-	893,399
Share of profit of associates and joint ventures	15,157	6,592	-	21,749
Segment profit (loss) Before Financing and Taxation	916,663	(1,515)	-	915,148

	Nine months ended March 31, 2014
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Statement of Comprehensive Income
Revenues	1,501,330	(16,759)	(270)	1,484,301
Costs	(646,331)	9,410	270	(636,651)
Gross Profit (Loss)	854,999	(7,349)	-	847,650
General and administrative expenses	(72,465)	258	81	(72,126)
Selling expenses	(51,123)	511	-	(50,612)
Other operating results, net	(21,367)	2,512	(81)	(18,936)
Profit (loss) from Operations	710,044	(4,068)	-	705,976
Share of profit / (loss) of associates and joint ventures	(8,373)	3,287	-	(5,086)
Segment profit (loss) Before Financing and Taxation	701,671	(781)	-	700,890

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment reporting (Continued)

The CODM regularly reviews the following categories of assets: investment properties; property, plant and equipment; trading properties; goodwill; rights to receive future units under barter agreements; inventories; investments in associates; and the investment in the Entertainment Holding S.A. joint venture. The aggregate of these assets are disclosed in these financial statements as “operating segment assets”. The measurement principles for the operating segment assets are based on the IFRS principles adopted in the preparation of the consolidated financial statements, except for the Group’s share of assets of the joint ventures, Nuevo Puerto Santa Fe S.A. and Quality Invest S.A., which are all reported to the CODM under the proportionate consolidation method. Under this method, each of the operating segment assets reported to the CODM includes the proportionate share of the Group in the same operating assets of these joint ventures. As an example, the investment properties amount reported to the CODM includes (i) the investment property balance as per the statement of financial position plus (ii) the Group’s share of the investment properties of these joint ventures. Under IFRS 11, the investment properties of these joint ventures are included together with all other of the joint ventures’ net assets in the single line item titled “Investments in associates and joint ventures” in the statement of financial position.

Group´s shopping centers, offices and other rental properties, and trading properties, are located in Argentina.

Below is a detail of the Group's assets as per Segment Information for the periods ended March 31, 2015 and 2014:

	Period ended March 31, 2015
	Urban properties			Investments
	Shopping Center	Offices and others	Sales and developments	Financial operations	Total urban properties
				and others	and investment
Investment properties	1,789,345	2,597,581	124,490	-	4,511,416
Property, plant and equipment	38,081	74,217	-	-	112,298
Trading properties	-	-	9,029	-	9,029
Goodwill	1,323	3,911	-	-	5,234
Right to receive units ("Barters")	9,264	5,409	23,608	-	38,281
Inventories	14,000	-	-	-	14,000
Investments in associates	-	26,350	-	37,310	63,660
Operating assets	1,852,013	2,707,468	157,127	37,310	4,753,918

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment reporting (Continued)

	Period ended March 31, 2014
	Urban properties			Investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others	Total urban properties and investment
Investment properties	1,630,010	141,188	35,573	-	1,806,771
Property, plant and equipment	18,224	3,484	-	-	21,708
Trading properties	-	-	13,466	-	13,466
Right to receive units ("Barters")	9,264	-	23,608	-	32,872
Goodwill	1,829	3,911	-	-	5,74
Inventories	9,86	-	-	-	9,86
Investments in associates	-	23,85	-	44,068	67,918
Operating assets	1,669,187	172,433	72,647	44,068	1,958,335

The total operating segment assets as per the segment information are reconciled to the total consolidated assets as per the statement of financial position as follows:

	March 31, 2015	March 31, 2014
Total operating segment assets as per segment information	4,753,918	1,958,335
Less:
Proportionate share of reportable operating segment assets on certain joint ventures (*)	(116,823)	(109,723)
Plus:
Investments in joint ventures (**)	125,422	112,397
All other non-reportable assets	1,678,526	1,381,808
Total Consolidated Assets as per the Statement of financial position	6,441,043	3,342,817

(*) The following amounts related to the proportionate share of operating segment assets of the joint ventures, namely, Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported as part of the total operating segment assets by segment.

(**) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes, namely Nuevo Puerto Santa Fe S.A. and Quality Invest S.A.
	March 31, 2015	March 31, 2014
Investment properties	110,567	104,196
Goodwill	5,234	5,234
Property, plant and equipment	626	104
Inventories	396	189
Total proportionate share in assets per segment of joint ventures	116,823	109,723

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries and investment.

Set out below is the summarized financial information on subsidiaries with material non-controlling interests:

Summarized statement of financial position
	Panamerican Mall S.A. (PAMSA)
	March 31, 2015	June 30, 2014
ASSETS
Total Non-current assets	551,768	474,207
Total Current assets	406,103	361,857
TOTAL ASSETS	957,871	836,064
LIABILITIES
Total Non-current liabilities	15,139	17,895
Total Current liabilities	90,116	76,329
TOTAL LIABILITIES	105,255	94,224
NET ASSETS	852,616	741,840

Summarized statement of comprehensive income

	PAMSA
	March 31, 2015	March 31, 2014
Revenues	251,126	189,382
Profit before income tax	170,462	149,947
Income tax	(59,686)	(52,496)
Profit for the period	110,776	97,451
Total Comprehensive Income for the period	110,776	97,451
Profit attributable to non-controlling interest	22,155	19,490
Dividends paid to non-controlling interest	-	-

Summarized statements of cash flows

	PAMSA
	March 31, 2015	March 31, 2014
Net cash generated from operating activities	77,480	82,603
Net cash used in investing activities	(108,397)	(17,436)
Net cash generated from financing activities	5,869	43
Net (decrease) increase in cash and cash equivalents	(25,048)	65,210
Cash and cash equivalents at beginning of period	44,387	11,416
Foreign exchange gain on cash and cash equivalents	1,995	2,675
Cash and cash equivalents at end of period	21,334	79,301

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about principal subsidiaries (continued)

The information above is the amount before inter-company eliminations.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in subsidiaries with material non-controlling interests is as follows:

	PAMSA
	March 31, 2015	June 30, 2014
Net assets at the beginning of the year	741,840	632,517
Profit for the period / year	110,776	109,323
Net assets at the end of the period / year	852,616	741,840
Net assets at the participating interest	80%	80%
Interest in subsidiaries	682,093	593,472
Financial costs capitalized	95,379	98,088
Book value at the end of the period / year	777,472	691,560

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.  Interests in joint ventures

As of March 31, 2015 and June 30, 2014, the Groups' joint ventures were Quality Invest S.A., NPSF, EHSA and Entretenimiento Universal S.A. (“ENUSA”). The shares in these joint ventures are not publicly traded.

The table below lists the Company's investments and the value of interest in joint ventures for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014.

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholder's equity
Quality Invest S.A.	Common shares 1 vote	70,314,342	68,379	64,402	Not publicly traded	Real estate investment	Argentina	03.31.15	140,629	6,953	149,757	50%
	Contribution		6,500	500
	Goodwill		3,911	3,911
	Fair value adjustment on acquisition of joint venture		19,111	19,273
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	22,350	21,566	Not publicly traded	Commercial Real Estate	Argentina	03.31.15	27,750	6,819	44,702	50%
	Fair value adjustment on acquisition of joint venture		3,848	3,980
	Goodwill		1,323	1,323
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	22,773	19,092	Not publicly traded	Investment	Argentina	03.31.15	44,791	4,964	44,051	50%
	Contribution		100	721
	Fair value adjustment on acquisition of joint		(23,192)	(23,192)
	Goodwill		26,647	26,647
Entretenimiento Universal S.A.	Common shares 1 vote	300	22	(59)	Not publicly traded	Event organization and others	Argentina	03.31.15	12	2,990	1,298	2.5%
Total non-current investments at 03.31.15			151,772	-
Total non-current investments at 06.30.14			-	138,164

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

Changes in the Group’s investments in joint ventures for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Beginning of the period / year	138,164	131,977
Capital contributions	6,600	1,222
Dividends distribution	(2,625)	-
Share of profit, net (1)	9,633	4,965
End of the period / year (1)	151,772	138,164

(1)	As of June 30, 2014 includes (Ps. 59) corresponding to interest in ENUSA, disclosed in provisions. See Note 21.

Restriction, commitments and other matters in respect of joint ventures

-	Urban Development Agreement between Quality Invest S.A. and the local council of San Martín

On January 20, 2015, Quality Invest S.A. and the local council of San Martín (hereinafter, “the Local Council”) entered into an agreement for the development of a new mixed-used project including the construction of a shopping mall, offices and housing – among other buildings – on the land formerly occupied by Nobleza Piccardo’s factory (hereinafter, the “Agreement”).

As a result, and subject to certain conditions precedent, the Agreement contemplates a monetary compensation to the City Council totaling Ps. 40 million, payable in two installments of Ps. 20 million each. The first one has been paid out, while the second – adjustable based upon the index of the Argentine Chamber of Construction – will be paid within 60 days following the registration of the land subdivision plan with the Office of Geodesy of the Buenos Aires province.

This Agreement is essentially subject to the validation by the Government of the Buenos Aires province of the municipal regulation providing for the zone division of the land, which should take place within 730 days calculated from the signature of this Agreement. In the event that such validation is not issued, the Agreement will be terminated by law and the Local Council must return the amounts received, adjusted by the index of the Argentine Chamber of Construction, notwithstanding offsetting thereof against any payments owed by the Company to the Local Council for fees, taxes and other assessments. The Agreement also contemplates that if the Buenos Aires province validates the regulation (or any changes are made to the current legislation rendering validation unnecessary for the coming into force of the rule) within 6 years from the time the Local Council returned the amounts to Quality Invest, the latter should return such amounts to the Local Council, adjusted by the index of the Argentine Chamber of Construction.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
9.  Interests in associates

The table below lists the Company's investments and the value of interests in associates for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014.

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholder's equity
Tarshop S.A. (1)	Common shares 1 vote	48,759,288	15,785	23,531	Not publicly traded	Consumer financing	Argentina	-	-	-	-	20%
	Contribution		22,000	-
	Intergroup transactions		(475)	(947)
Avenida Inc. S.A. (2)	Common shares 1 vote	-	-	2,023	Not publicly traded	Investment	United States	-	-	-	-	-
	Goodwill		-	9,073
Total non-current investments at 03.31.15			37,310	-
Total non-current investments at 06.30.14			-	33,680

(1)	As of March 31, 2015, the equity method was applied on provisional figures because as of this balance sheet date, the financial statements of Tarshop S.A. were yet to be issued and approved.
(2)	On September 2, 2014, the Group reduced its equity interest in Avenida Inc. S.A., as a result of which it changed its valuation method to reasonable value. See Note 4.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

   Changes in the Group’s investment in associates for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Beginning of the period / year	33,680	39,140
Acquisitions	9,985	13,040
Capital contributions	22,000	-
Investment at fair value	(30,089)	-
Disposal of equity interest in associates	(10,382)	-
Share of profit, net	12,116	(18,500)
End of the period / year	37,310	33,680

10.	Investment properties

    Changes in the Group’s investment properties for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Shopping centers portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Properties under development (ii)	Total
At July 1, 2013
Costs	2,397,234	152,578	81,859	179,451	2,811,122
Accumulated depreciation	(1,168,858)	(20,628)	-	-	(1,189,486)
Net book amount	1,228,376	131,950	81,859	179,451	1,621,636
Year ended June 30, 2014
Opening net book amount	1,228,376	131,950	81,859	179,451	1,621,636
Additions	61,108	4,302	111	179,303	244,824
Transfers	(25,332)	26,774	(1,442)	(803)	(803)
Sales	-	-	-	(185)	(185)
Disposal of unused assets	(35)	-	-	-	(35)
Depreciation charge	(105,002)	(6,943)	-	-	(111,945)
Closing net book amount	1,159,115	156,083	80,528	357,766	1,753,492
At June 30, 2014
Costs	2,432,975	183,654	80,528	357,766	3,054,923
Accumulated depreciation	(1,273,860)	(27,571)	-	-	(1,301,431)
Net book amount	1,159,115	156,083	80,528	357,766	1,753,492
Period ended March 31, 2015
Opening net book amount	1,159,115	156,083	80,528	357,766	1,753,492
Additions (iv)	26,394	2,473,236	90,584	174,855	2,765,069
Transfers to property, plant and equipment	-	-	-	(3,922)	(3,922)
Transfers (iii)	496,871	-	-	(496,871)	-
Disposals	-	-	(1,666)	(2,806)	(4,472)
Depreciation charge (i)	(67,391)	(41,927)	-	-	(109,318)
Closing net book amount	1,614,989	2,587,392	169,446	29,022	4,400,849
At March 31, 2015
Costs	2,956,240	2,656,890	169,446	29,022	5,811,598
Accumulated depreciation	(1,341,251)	(69,498)	-	-	(1,410,749)
Net book amount	1,614,989	2,587,392	169,446	29,022	4,400,849

(i)	As of March 31, 2015, depreciation charges were included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28).
(ii)	As of March 31, 2015, includes Ps. 27,711 corresponding to works in Alto Comahue Shopping Center and Ps. 1,311 in Distrito Arcos Shopping Center.
(iii)	Includes transfers due to the inauguration of Alto Comahue and Distrito Arcos Shopping Centers.
(iv)	Includes additions due to the acquisition of assets to IRSA. See Note 4.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

   The following amounts have been recognized in the statement of income:

	March 31, 2015	March 31, 2014
Rental and service income	1,956,971	1,464,784
Costs of property operations	(827,151)	(631,172)
Gain from disposal of investment properties	3,361	-

Borrowing costs incurred during the period ended March 31, 2015 of Ps. 12,956, were capitalized at the rate of the Company’s general borrowings, which amounts to 15%. Those costs correspond to Alto Comahue. Capitalization of financial costs has ceased since the completion of the shopping mall.

In respect of Arcos del Gourmet S.A., on December 10, 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the shopping center on the grounds that it did not have certain governmental permits in the context of two legal proceedings, where a final decision has been rendered for the company.

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was by the lower and appellate courts; consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which so far has not rendered a decision.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

The following is a summary of the Group´s investment properties by type as of March 31, 2015 and June 30, 2014:

	Net book amount
Name	March 31, 2015	June 30, 2014
Shopping Centers Portfolio:
Abasto	115,210	120,681
Alto Palermo Shopping	113,032	113,465
Alto Avellaneda	49,471	46,433
Paseo Alcorta	36,032	36,764
Alto Noa	12,231	13,114
Buenos Aires Design	9,807	10,223
Patio Bullrich	63,542	65,549
Alto Rosario	63,473	65,804
Mendoza Plaza	62,231	65,704
Dot Baires Shopping	439,845	451,965
Córdoba Shopping	49,378	52,113
Patio Olmos	27,059	28,666
Soleil Premium Outlet	85,159	88,634
Distrito Arcos	230,758	-
Alto Comahue	257,761	-
Shopping centers portfolio	1,614,989	1,159,115
Offices buildings and other rental properties portfolio:
Abasto offices	8,448	11,009
Dot building	88,634	90,975
Building annexed to DOT	25,333	25,332
Anchorena 559	11,791	11,976
Ocampo parking space	14,638	15,349
Zelaya 3102	1,442	1,442
Intercontinental Plaza (i)	640,035	-
Bouchard 710	513,493	-
Suipacha 652	125,502	-
Torre Bank Boston	529,438	-
Edificio República	700,305	-
Office and other rental properties portfolio	2,659,059	156,083
Undeveloped parcels of land:
Others (Intercontinental plot of land)	90,584	-
Luján plot of land	41,972	41,972
Caballito – Ferro	36,890	36,890
Conil (ii)	-	1,666
Plots undeveloped parcels of land	169,446	80,528
Properties under development:
Distrito Arcos	1,311	236,202
Alto Comahue	27,711	121,564
Properties under development	29,022	357,766
Total	4,472,516	1,753,492

(i)	The breakdown of investment properties as of March 31, 2015 includes property, plant and equipment in the amount of Ps. 71,667 that reflect offices used by the Group.
(ii)	See Note 4.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1, 2013
Costs	12,321	10,914	76,105	291	56	99,687
Accumulated depreciation	(9,437)	(7,572)	(62,218)	(291)	-	(79,518)
Net book amount	2,884	3,342	13,887	-	56	20,169
Year ended June 30, 2014
Opening net book amount	2,884	3,342	13,887	-	56	20,169
Additions	1,488	1,524	8,917	-	-	11,929
Disposal of unused assets	-	-	(36)	-	-	(36)
Depreciation charge	(1,187)	(772)	(6,551)	-	-	(8,510)
Closing net book amount	3,185	4,094	16,217	-	56	23,552
At June 30, 2014
Costs	13,809	12,438	84,986	291	56	111,580
Accumulated depreciation	(10,624)	(8,344)	(68,769)	(291)	-	(88,028)
Net book amount	3,185	4,094	16,217	-	56	23,552
Period ended March 31, 2015
Opening net book amount	3,185	4,094	16,217	-	56	23,552
Additions (ii)	73,460	1,421	16,323	2,863	-	94,067
Transfers from investment properties	-	2,112	1,810	-	-	3,922
Depreciation charge (i)	(2,506)	(781)	(6,248)	(334)	-	(9,869)
Closing net book amount	74,139	6,846	28,102	2,529	56	111,672
At March 31, 2015
Costs	87,269	15,971	103,119	3,154	56	209,569
Accumulated depreciation	(13,130)	(9,125)	(75,017)	(625)	-	(97,897)
Net book amount	74,139	6,846	28,102	2,529	56	111,672

(i)
As of March 31, 2015 depreciation charges were included in “Costs” for Ps. 8,313, in “General and administrative expenses” for Ps. 1,466 and in “Selling expenses“ for Ps. 90 in the Unaudited Statement of Comprehensive Income (Note 28).

(ii)	Includes additions due to the acquisition of assets to IRSA. See Note 4.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Trading properties

Changes in trading properties for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Completed properties	Undeveloped sites	Total
At July 1, 2013	1,620	6,024	7,644
Additions	1,400	-	1,400
Transfers	7,351	803	8,154
Disposals / Sales	(7,659)	-	(7,659)
At June 30, 2014	2,712	6,827	9,539
Disposals / Sales (i)	(510)	-	(510)
At March 31, 2015	2,202	6,827	9,029
(i)	Corresponds to the sale of functional units Condominio I.

Breakdown of current and non-current Company’s trading properties is as follow:

	March 31, 2015	June 30, 2014
Non-current	8,227	8,325
Current	802	1,214
	9,029	9,539

The following is a summary of the Group's trading properties by type as of March 31, 2015 and June 30, 2014:

	Net book amount
Description	March 31, 2015	June 30, 2014
Undeveloped sites:
Air space Coto	6,024	6,024
Residential project Neuquén	803	803
Total undeveloped sites	6,827	6,827

Completed properties:
Condominios I	415	925
Condominios II	387	387
Entre Ríos 465/9 apartments	1,400	1,400
Total completed properties	2,202	2,712
Total	9,029	9,539

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

13.	Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units ("Barters") (iii)	Others	Total
At July 1, 2013
Costs	506	14,730	20,873	40,223	907	77,239
Accumulated depreciation	-	(13,804)	-	-	(774)	(14,578)
Net book amount	506	926	20,873	40,223	133	62,661
Year ended June 30, 2014
Opening net book amount	506	926	20,873	40,223	133	62,661
Additions	-	165	-	-	10,954	11,119
Transfers	-	-	-	(7,351)	-	(7,351)
Disposals	-	(116)	-	-	-	(116)
Amortizations charge	-	(479)	-	-	(80)	(559)
Closing net book amount	506	496	20,873	32,872	11,007	65,754
At June 30, 2014
Costs	506	14,779	20,873	32,872	11,861	80,891
Accumulated depreciation	-	(14,283)	-	-	(854)	(15,137)
Net book amount	506	496	20,873	32,872	11,007	65,754
Period ended March 31, 2015
Opening net book amount	506	496	20,873	32,872	11,007	65,754
Additions	-	439	-	5,409	-	5,848
Disposals	(506)	-	-	-	-	(506)
Amortization charge (i)	-	(353)	(235)	-	(602)	(1,190)
Closing net book amount	-	582	20,638	38,281	10,405	69,906
At March 31, 2015
Costs	-	15,218	20,873	38,281	11,861	86,233
Accumulated depreciation	-	(14,636)	(235)	-	(1,456)	(16,327)
Net book amount	-	582	20,638	38,281	10,405	69,906

(i)	As of March 31, 2015, amortization charge is included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28). There are no impairment charges for any of the reported periods / years.
(ii)	Corresponds to Distrito Arcos. Depreciation began in January, 2015, upon delivery of the shopping mall.
(iii)	Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.	Inventories

Company’s inventories as of March 31, 2015 and June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Current
Materials and others items of inventories	13,604	10,368
Total inventories	13,604	10,368

15.	Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can refer to at the date of valuation. A market is deemed active if transactions of assets or liabilities take place with sufficient frequency and sufficient quantity. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, bonds and non-convertible notes for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise derivative financial instruments.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. As of March 31, 2015, the company has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the period.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.   Financial instruments by category (Continued)

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports. According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer. Since June 30, 2014, there have been no transfers between the several tiers used in estimating the different levels of fair value of the Group’s financial instruments.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2015 and June 30, 2014 and their allocation to the fair value hierarchy:

	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A.	72,138	-	-	72,138
- Investment in equity securities in Avenida Inc. S.A.	65,856	-	-	65,856
- Mutual funds	55,257	-	-	55,257
- Government bonds	239,459	-	-	239,459
- Bonds issued by Banco Macro	1,722	-	-	1,722
- Non-convertible notes related parties	70,174	-	-	70,174
Total assets	504,606	-	-	504,606

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A.	63,455	-	-	63,455
- Mutual funds	84,640	-	-	84,640
- Non-convertible notes related parties	113,971	-	-	113,971
- Government bonds	4,243	-	-	4,243
- Bonds issued by Banco Macro	1,438	-	-	1,438
- Foreign-currency futures contracts	-	1,200	-	1,200
- Interest rate swaps	-	34	-	34
Total assets	267,747	1,234	-	268,981

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.   Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Foreign-currency futures contracts	-	14,225	-	14,225
Total liabilities	-	14,225	-	14,225

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency future contracts	Present value method	Theoretical price	Money market curve; Interest curve. Foreign exchange curve.

Interest rate swaps	Discounted cash flow	-	Interest rate swaps and cash flows

Arcos del Gourmet S.A. purchase option	Discounted cash flow	-	Projected revenues and discount rate

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Trade and other receivables

The following table shows the amounts of Trade and other receivables as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Non-current
Leases and services receivables	2,911	2,950
Averaging of scheduled contract increases	53,877	50,528
Properties sales receivables (i)	336	711
Less: provision for impairment of trade receivables	(2,208)	(2,208)
Total Non-current trade receivables	54,916	51,981
Prepayments	11,431	14,332
VAT receivables	23,077	18,824
Others	-	777
Total Non-current other receivables	34,508	33,933
Total Non-current trade and other receivables	89,424	85,914
Current
Leases and services receivables	238,380	178,858
Averaging of scheduled contract increases	74,323	60,738
Deferred checks received	241,452	181,835
Properties sales receivables (i)	484	657
Consumer financing receivables	14,661	14,861
Debtors under legal proceedings	56,488	52,175
Less: Provision for impairment of trade receivables	(78,075)	(71,424)
Total Current trade receivables	547,713	417,700
Prepayments	60,160	47,064
VAT receivables	1,233	3,715
Loans	10,043	8,759
Other tax receivables	4,607	6,684
Advance payments	45,319	66,186
Others	11,446	10,379
Less: provision for impairment of trade receivables	(165)	(175)
Total Current other receivables	132,643	142,612
Related parties (Note 33)	118,002	376,892
Total Current trade and other receivables	798,358	937,204
Total trade and other receivables	887,782	1,023,118

(i)     Property sales receivables primarily comprise the sale of trading properties and investment properties.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Trade and other receivables (Continued)

Movements on the Group’s provision for impairment of trade receivables are as follows:

	March 31, 2015	June 30, 2014
Beginning of the period / year	73,807	73,429
Additions (Note 28)	14,004	10,333
Unused amounts reversed (Note 28)	(6,059)	(4,022)
Used during the period / year	(1,304)	(5,933)
End of the period / year	80,448	73,807

The additions and unused amounts reversed of provision for impaired receivables have been included in “Selling expenses” in the unaudited statement of income (Note 28). Amounts charged to the provision account are generally written off, when there is no expectation of recovering.

17.	Investments in financial assets

The following table shows the amounts of investments in financial assets as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in Avenida Inc. S.A. (i)	65,856	-
Investment in equity securities in TGLT S.A.	72,138	63,455
Financial assets at amortized cost
Non-convertible notes related parties (Note 33)	109,922	-
Total Non-current	247,916	63,455
Current
Financial assets at fair value through profit or loss
Mutual funds	54,219	82,340
Non-convertible notes related parties (Note 33)	70,174	113,971
Bonds issued by Banco Macro	1,722	1,438
Government bonds	239,459	4,243
Financial assets at amortized cost
Non-convertible notes related parties (Note 33)	-	14,079
Total Current	365,574	216,071
Total investments in financial assets	613,490	279,526

(i)	On September 2, 2014, the Group reduced its equity interest in Avenida Inc. S.A., as a result of which it changed its valuation method to reasonable value. See Note 4.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Cash at bank and on hand	91,183	114,406
Mutual funds	1,038	2,300
Total cash and cash equivalents	92,221	116,706

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2015 and 2014:

	Note	March 31, 2015	March 31, 2014
Income for the period		470,998	319,204
Adjustments for:
Income tax expense	24	225,810	174,961
Depreciation and amortization	28	120,377	91,208
Disposal of unused property, plant and equipment	11	-	36
Disposal of unused investment properties		2,806	-
Gain from disposal of trading properties		(3,163)	(16,131)
Gain from disposal of equity interest in associates	30	(8,758)	-
Gain from disposal of investment properties		(3,361)	-
Provision for directors’ fees		48,698	11,615
Long-term incentive program	32	17,047	9,836
Gain / (Loss) from derivative financial instruments	31	2,961	(40,403)
Changes in fair value of financial assets through profit or loss	31	(95,526)	(87,694)
Interests and foreign exchange loss		331,083	440,688
Doubtful accounts, net	28	7,945	1,902
Provisions, net	21	7,375	3,902
Share of profit of associates and joint ventures	8,9	(21,749)	5,086
Unrealized foreign exchange loss, net		5,713	(10,727)
Changes in operating assets and liabilities:
(Increase) Decrease in inventories	14	(3,236)	225
Decrease in trading properties	12	2,538	19,060
Increase in trade and other receivables	16	(221,850)	(110,837)
Increase in trade and other payables	19	106,252	24,955
(Decrease) Increase in payroll and social security liabilities	20	(3,302)	9,939
Uses in provisions	21	(1,361)	(1,678)
Net cash generated from operating activities before income tax paid		987,297	845,147

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.    Cash and cash equivalents information (Continued)

	March 31, 2015	March 31, 2014
Non-cash transactions
Collection of trade receivables and other receivables against delivery of properties for sale	-	1,400
Payment of trade and other payables upon delivery of properties for sale	1,135	-
Financed purchase of property, plant and equipment	697	539
Transfer of property, plant and equipment to investment properties	3,922	-
Expired dividends	813	-
Dividends not yet paid	300,148	-
Compensation of trade and other payables with trade and other receivables	2,267	-
Transfer of investment properties to intangible assets	1,666	-
Dividends earned from loans offsets	2,625	-
Change in the measurement criteria of equity interest in Avenida Inc. S.A.	30,089	-
Payment of interests with financial assets	6,995	-
Other receivables collected out of financial assets	-	16,825

Acquisition of real property to IRSA

Assets acquired
Investment properties	2,563,105	-
Property, plant and equipment	73,386	-
Total assets acquired	2,636,491	-
Trade and other receivables	(307,893)	-
Investments in financial assets	(43,633)	-
Borrowings	(2,195,176)	-
Cash	(89,789)	-
Total consideration	(2,636,491)	-

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.	Trade and other payables

The following table shows the amounts of trade and other payables as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Non-current
Rent and service payments received in advance	67,710	51,411
Admission rights	135,661	113,617
Tenant deposits	5,814	2,215
Total Non-current trade payables	209,185	167,243
Tax payment plans	10,272	12,634
Other income to be accrued	7,543	7,914
Others	8,182	7,695
Total Non-current other payables	25,997	28,243
Related parties (Note 33)	43	187
Total Non-current trade and other payables	235,225	195,673
Current
Trade payables	37,656	35,645
Accrued invoices	63,931	69,233
Customer advances	3,472	2,305
Rent and service payments received in advance	171,566	121,930
Admission rights	131,462	111,024
Tenant deposits	15,182	1,857
Current trade payables	423,269	341,994
VAT payables	32,322	23,215
Withholdings payable	17,459	18,510
Other tax payables	3,680	2,065
Other income to be accrued	495	495
Tax payment plans	3,176	3,440
Dividends	17,260	4,285
Others	1,792	1,591
Total Current other payables	76,184	53,601
Related parties (Note 33)	419,702	94,216
Current trade and other payables	919,155	489,811
Total trade and other payables	1,154,380	685,484

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

20.	Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Current
Provision for vacation, bonuses and others	63,624	66,841
Social security payable	7,814	9,249
Total payroll and social security liabilities	71,438	76,090

21.	Provisions

The following table shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Investments in joint ventures (*)	Total
At July 1, 2013	17,829	-	17,829
Increases	13,087	59	13,146
Recovery	(3,908)	-	(3,908)
Used during the year	(2,034)	-	(2,034)
At June 30, 2014	24,974	59	25,033
Increases (Note 30)	16,034	-	16,034
Decreases (Note 30)	(8,659)	-	(8,659)
Used during the period	(1,361)	-	(1,361)
Share of loss of joint ventures	-	(59)	(59)
At March 31, 2015	30,988	-	30,988

(*)    Correspond to equity interests in joint ventures with negative equity.

Breakdown of current and non-current provisions is as follows:

	March 31, 2015	June 30, 2014
Non-current	8,417	22,878
Current	22,571	2,155
	30,988	25,033

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

22.	Borrowings

The following table shows the Company's borrowings as of March 31, 2015 and June 30, 2014:

						Book value
	Secured/ unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value	March 31, 2015	June 30, 2014
Non-current
APSA NCN Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	120,000	1,042,180	879,802
Seller financing Soleil Factory (i)	Secured	USD	Fixed	-	-	-	80,126
Syndicated loans (ii)	Unsecured	Ps.	Fixed	(ii)	126,455	10,504	74,964
Finance leases	Secured	USD	Fixed	(vi)	5,305	344	851
Bank loans (v)	Unsecured	Ps.	Fixed	15.25%	12,488	11,685	3,938
Banco Provincia de Buenos Aires loan (iii)	Unsecured	Ps.	Fixed	(iii)	-	-	6,421
Related parties (Note 33)						2,173,741	-
Non-current borrowings						3,238,454	1,046,102
Current
APSA NCN Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	120,000	31,274	8,968
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	-	-	5,128
Banco Provincia de Buenos Aires loan (iii)	Unsecured	Ps.	Fixed	(iii)	132,889	130,491	12,886
Syndicated loans (ii)	Unsecured	Ps.	Fixed	(ii)	126,455	88,563	101,339
Bank loans (v)	Unsecured	Ps.	Fixed	15.25%	12,488	4,774	1,890
Bank overdrafts (iv)	Unsecured	Ps.	Floating	(iv)	-	374,670	347,410
Finance leases	Secured	USD	Fixed	(vi)	2,222	1,298	1,545
Related parties (Note 33)						47,470	71
Total current borrowings						678,540	479,237
Total borrowings						3,916,994	1,525,339

(i)    Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million at a fixed interest rate of 5% due in June 2017. As of the date of these unaudited financial statements, the mentioned capital is fully canceled.

(ii)   On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be cancelable in 9 quarterly consecutive installments and will accrue at a 15.01% rate. On June 12, 2013 a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and accrue at 15.25% rate. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 33).

(iii)  On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013. Additionally, on February 3, 2014, a new loan has been subscribed for Ps. 20 million. As of the date of these unaudited financial statements, the mentioned capital is fully canceled.  On December 23, 2014, the Company subscribed a new loan with Banco Provincia de Buenos Aires for Ps. 120 million. Principal will be payable in only one installment due on June 19, 2015.

(iv) Granted by diverse financial institutions. They accrue interest rates ranging from 22% to 39% annually, and are due within a maximum term of 3 months from the closing date of each period / year.
(v)   On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2014. Additionally, on December 30, 2014, the Company subscribed a new loan with Banco Citibank N.A. for Ps. 10 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2015.

(vi) Accrue interest rates ranging from 7.5% to 14.5% annually.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.	Derivative financial instruments

The following table shows the derivative financial instruments as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Assets
Current
Foreign-currency futures contracts	-	1,200
Interest rate swaps	-	34
Total current derivative financial instruments	-	1,234
Total derivative financial instruments	-	1,234

Liabilities
Current
Foreign-currency futures contracts (Note 33)	-	14,225
Total current derivative financial instruments	-	14,225
Total derivative financial instruments	-	14,225

24.	Current and deferred income tax

The details of the provision for the Group’s income tax as of March 31, 2015 and 2014 are as follows:

	March 31, 2015	March 31, 2014
Current income tax	253,270	176,514
Deferred income tax	(27,460)	(1,553)
Income tax expense	225,810	174,961

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	25%

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Current and deferred income tax (Continued)

Movements on the deferred tax account are as follows:

	March 31, 2015 Asset / (Liability)	June 30, 2014 Asset / (Liability)
Beginning of the period / year	(67,452)	(64,538)
Income tax	27,460	(2,914)
End of the period / year	(39,992)	(67,452)

The Group did not recognize deferred income tax assets of Ps. 1,831 and Ps. 38 as of March 31, 2015 and June 30, 2014, respectively, related to certain businesses which are still in their development stage. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Tax calculated at the tax rates applicable to profits in the respective countries.	243,883	172,958
Tax effects of:
Non-deductible items	648	912
Non-taxable items	1,140	(4,138)
Share of profit of associates and joint ventures	(7,612)	1,780
Change of measurement and sale of investment in Avenida Inc.	(14,602)	-
Others	2,353	3,449
Income tax expense	225,810	174,961

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Shareholders’ Equity

Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Dividends paid in the period

The dividends paid during the period ended March 31, 2015 pertaining to distributions approved by Shareholders’ meeting for fiscal year 2014 amounted to Ps. 137,429.

26.	Revenues

For the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014

Base rent	746,875	551,261
Contingent rent	339,870	230,306
Admission rights	113,147	92,538
Parking fees	78,475	59,396
Averaging of scheduled rent escalation	19,873	10,731
Letting fees	33,747	32,824
Expenses and collective promotion fund	619,671	484,615
Others	5,313	3,113
Total rental and service income	1,956,971	1,464,784
Sale of trading properties	3,673	19,060
Total sale of properties	3,673	19,060
Other revenues from consumer financing	95	457
Total other revenues from consumer financing	95	457
Total Group revenue	1,960,739	1,484,301

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Costs

For the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Service charge expense and other operating costs	827,151	631,172
Total cost of property operations	827,151	631,172
Cost of sale of trading properties	3,383	5,238
Total cost of sale of trading properties	3,383	5,238
Other costs from consumer financing	29	241
Total other costs from consumer financing	29	241
Total Group costs (Note 28)	830,563	636,651

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Expenses by nature

For the nine-month period ended March 31, 2015:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 29)	277,783	-	-	14,814	5,717	298,314
Maintenance, security, cleaning, repairs and others	199,124	1,852	10	1,935	840	203,761
Advertising and other selling expenses	136,861	111	-	-	12,369	149,341
Amortization and depreciation	118,820	1	-	1,466	90	120,377
Taxes, rates and contributions	63,076	440	-	767	50,830	115,113
Directors’ fees	-	-	-	53,189	-	53,189
Fees and payments for services	4,757	68	19	12,627	1,576	19,047
Leases and expenses	9,512	399	-	1,544	106	11,561
Cost of sale of properties	-	510	-	-	-	510
Impairment of receivables (charge and recovery)	-	-	-	-	7,945	7,945
Other expenses	17,218	2	-	4,787	244	22,251
Total expenses by nature	827,151	3,383	29	91,129	79,717	1,001,409

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Expenses by nature (Continued)

For the nine-month period ended March 31, 2014:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 29)	205,283	-	-	15,023	3,807	224,113
Maintenance, security, cleaning, repairs and others	147,944	1,470	3	865	105	150,387
Amortization and depreciation	90,314	-	-	835	59	91,208
Advertising and other selling expenses	118,212	-	-	-	9,169	127,381
Taxes, rates and contributions	48,350	197	-	83	33,604	82,234
Directors’ fees	-	-	-	40,354	-	40,354
Fees and payments for services	1,777	2	236	10,698	1,768	14,481
Leases and expenses	8,624	640		1,022	112	10,398
Cost of sale of properties	-	2,929	-	-	-	2,929
Impairment of receivables (charge and recovery)	-	-	-	-	1,902	1,902
Other expenses	10,668	-	2	3,246	86	14,002
Total expenses by nature	631,172	5,238	241	72,126	50,612	759,389

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Employee costs

For the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Salaries, bonuses and social security costs	281,267	214,202
Shared-based compensation (Note 32)	17,047	9,911
Employee costs	298,314	224,113
30.	Other operating results, net

For the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Donations	(11,224)	(15,454)
Expenses related to transfers of real properties	(58,626)	-
Lawsuits (Note 21)	(7,375)	(3,902)
Others	(825)	420
Gain from sale of interest in associates (Note 4)	8,758	-
Total other operating results, net	(69,292)	(18,936)

31.	Financial results, net

For the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Finance income:
- Interest income	49,316	48,568
- Foreign exchange	30,053	55,037
Finance income	79,369	103,605
Finance costs
- Interest expense	(228,042)	(116,924)
- Foreign exchange	(146,677)	(315,989)
- Other finance costs	(28,511)	(22,720)
Subtotal finance costs	(403,230)	(455,633)
Less: Capitalized finance costs	12,956	17,206
Finance costs	(390,274)	(438,427)
Other financial results:
- Fair value gain of financial assets at fair value through profit or loss	95,526	87,694
- (Loss) / gain from derivative financial instruments	(2,961)	40,403
Other financial results	92,565	128,097
Total financial results, net	(218,340)	(206,725)

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Long-term incentive plan

Equity Incentive Plan

For the nine-month periods ended March 31, 2015 and 2014 the Group incurred a charge of Ps. 17,047 and Ps. 9,911, respectively, related to the awards granted under the equity incentive plan. During the period, shares were not granted.

33.	Related Party transactions

During the normal course of business, the Company conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2014.

Below is the description of the new transactions performed during the nine-month period:

Offices leases

The Group’s central management is located on the different floors of Intercontinental Plaza tower, located at 877 Moreno St. in the Autonomous City of Buenos Aires, owned by IRSA Propiedades Comerciales as from the acquisition date on December 22, 2014. Our Parent Company IRSA rents a space in the Abasto shopping center. The agreement is valid until 2016. The monthly rental payment agreed is USD 12, plus a fixed amount for common expenses. Additionally, Cresud (direct parent company of IRSA), rents part of floor 22th and 24th. These agreements are valid until 2017. The monthly rental payment agreed amounts to USD 24, plus the obligation to pay common expenses and taxes levied on the real estate, proportionately to the total area leased.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Related Party transactions (Continued)

On the other hand, Tarshop S.A. rents three floors and certain parking spaces of our building located at 652 Suipacha St.. These agreements are valid until 2017. The monthly rental payment agreed amounts to USD 52 and the obligation to pay common expenses and taxes levied on the real estate, proportionately to the total area leased.

Transfer of tax credits

In February 2015, “Exportaciones Agroindustriales S.A.” (EAASA) (a company owned by CRESUD S.A.C.I.F. y A.) assigned upon IRSA Propiedades Comerciales S.A. (successor due to a change in name of Alto Palermo S.A. (APSA)), Ps. 19 million pertaining to VAT refunds for exports originated in such company’s economic activity.

Acquisition of financial assets

In March 2015, through Emprendimientos Recoleta S.A. (ERSA) and Panamerican Mall S.A. (PAMSA), the Group purchased 12,072,900 corporate notes at nominal value from CRESUD S.A.C.I.F. y A., for a total amount of Ps. 109.9 million.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Related Party transactions (Continued)

The following is a summary of the balances with related parties as of March 31, 2015:

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Direct parent Company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	-	4,020	-	(358)	-	-
Sociedad Anónima (IRSA)	Corporate services	-	-	10,783	-	-	-	-
	Tenant deposits	-	-	11,390	-	-	-	-
	Leases’ collections	-	-	-	-	-	-	-
	Non-Convertible Notes	-	70,174	-	-	-	(1,073)	(35,571)
	Share-based payments	-	-	-	-	(11,004)	-	-
	Dividends	-	-	-	-	(285,672)	-	-
	Long-term incentive plan	-	-	-	-	(46,782)	-	-
	Leases and/or rights of spaces’ use	-	-	84,534	-	(36)	-	-
	Sale of properties (i)	-	-	-	-	-	(2,173,740)	(40,033)
Total direct parent company		-	70,174	110,727	-	(343,852)	(2,174,813)	(75,604)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	25		(6,166)	-	-
	Equity incentive plan	-	-	-		(14,863)	-	-
	Corporate services	-	-	-		(21,292)	-	-
	Non-Convertible Notes	109,922	-	-		-	(15,042)	(457)
Total direct parent company of IRSA		109,922	-	25		(42,321)	(15,042)	(457)

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	815	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(31)	(238)	-	-
Total associates of IRSA Propiedades Comerciales		-	-	815	(31)	(238)	-	-

Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	621	-	-	-	-
	Management fees	-	-	2,179	-	-	-	-
	Leases’ collections	-	-	-	-	(4)	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(424)	-	-
	Borrowings	-	-	-	-	-	-	(7,437)
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	139	-	-	-	-
	Borrowings	-	-	77	-	-	-	-
Enterteinment Holdings S.A.	Reimbursement of expenses	-	-	249	-	-	-	-
	Borrowings	-	-	69	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	-	33	-	-	-	-
	Management fees	-	-	22	-	-	-	-
Total joint ventures of IRSA Propiedades Comerciales		-	-	3,389	-	(428)	-	(7,437)

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	127	-	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	2	-	(24)	-	-
	Hotel services	-	-	-	-	(39)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	9	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	110	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	-	-	-	-	-
	Dividends			270	-	(304)	-	-
Total subsidiaries of IRSA		-	-	520	-	(367)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	76	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	-	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
Total subsidiaries of Cresud		-	-	77	-	-	-	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(12)	-	-
	Leases and/or rights of spaces’ use	-	-	121	-	-	-	-
	Mortgage bonds	-	-	8	-	-	-	-
	Commissions per stands	-	-	47	-	-	-	-
	Borrowings	-	-	-	-	-	(2,780)	(17,929)
Total associate of IRSA		-	-	176	-	(12)	(2,780)	(17,929)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	5	-	(13)	-	-
Total joint venture of IRSA		-	-	5	-	(13)	-	-

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	915	-	-	-	-
	Borrowings	-	-	5	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	126	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	312	-	-	-	-
	Borrowings	-	-	5	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	14	-	(160)	-	-
Austral Gold S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	92	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	762	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	35	-	-	-	-
Total other related parties		-	-	2,268	-	(160)	-	-

Directors
Directors	Fees	-	-	-	-	(32,307)	-	-
	Reimbursement of expenses	-	-	-	-	(4)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total directors		-	-	-	(12)	(32,311)	-	-
Total		109,922	70,174	118,002	(43)	(419,702)	(2,192,635)	(101,427)

(i)	Corresponds to the debt arising from the acquisition of assets from our holding company. See Note 4

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Related Party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	3,575	-	-	-	-	-
	Non-Convertible Notes	113,971	-	-	-	-	-	-
	Leases’ collections	-	-	-	(423)	-	-	-
	Equity incentive plan	-	-	-	(43,741)	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(654)	-	-	-
	Borrowings	-	117,384	-	-	-	-	-
Total direct parent company		113,971	120,959	-	(44,818)	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	(2,909)	-	-	-
	Equity incentive plan	-	-	-	(10,557)	-	-	-
	Corporate services	-	-	-	(21,218)	-	-	-
	Non-Convertible Notes	14,079	-	-	-	(22,000)	(236)	-
Total direct parent company of IRSA		14,079	-	-	(34,684)	(22,000)	(236)	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	687	-	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	(175)	(677)	-	-	-
	Commissions per stands	-	19	-	-	-	-	-
Total Associates of IRSA Propiedades Comerciales		-	706	(175)	(677)	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	220	-	(72)	-	-	-
	Leases’ collections	-	-	-	(18)	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(630)	-	-	-
	Management fees	-	1,338	-	-	-	-	-
	Borrowings	-	-	-	-	-	(71)	-
Quality Invest S.A.	Reimbursement of expenses	-	5	-	-	-	-	-
	Management fees	-	22	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	103	-	-	-	-	-
	Borrowings	-	68	-	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	165	-	-	-	-	-
	Borrowings	-	20	-	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	1,941	-	(720)	-	(71)	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	502	-	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	2	-	-	-	-	-
	Hotel services	-	-	-	(24)	-	-	-
Hoteles Argentinos S.A.	Reimbursement of expenses	-	-	-	(1)	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	8	-	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	101	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	144	-	-	-	-	-
Tyrus S.A.	Reimbursement of expenses	-	37	-	-	-	-	-
	Borrowings	-	247,873	-	-	-	-	-
Total subsidiaries of IRSA		-	248,669	-	(25)	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	138	-	-	-	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	2	-	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	-	2,134	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	1	-	-	-	-	-
Total subsidiaries of Cresud		-	2,275	-	-	-	-	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(762)	-	-	-
	Leases and/or rights of spaces’ use	-	200	-	-	-	-	-
	Borrowings	-	-	-	-	(17,781)	(23,285)	-
	Derivatives	-	-	-	-	-	-	5,225
	Commissions per stands	-	59	-	-	-	-	-
Total associate of IRSA		-	259	-	(762)	(17,781)	(23,285)	5,225

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	66	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	2	-	-	-	-	-
Total joint ventures of IRSA		-	68	-	-	-	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	864	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	114	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	228	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	(337)	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	767	-	(9)	-	-	-
Austral Gold	Reimbursement of expenses	-	8	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	26	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	(5)	-	-	-
Total other related parties		-	2,015	-	(351)	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Directors
Directors	Fees	-	-	-	(12,169)	-	-	-
	Reimbursement of expenses	-	-	-	(10)	-	-	-
	Guarantee deposits	-	-	(12)	-	-	-	-
Total Directors		-	-	(12)	(12,179)	-	-	-
Total		128,050	376,892	(187)	(94,216)	(39,781)	(23,592)	5,225

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the nine-month period ended March 31, 2015:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	13,787	(4,093)	-	19
Total direct parent company	-	-	13,787	(4,093)	-	19

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(45,063)	-	(1,542)	684	-	-
Total direct parent company of IRSA	(45,063)	-	(1,542)	684	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	3,834	-	21
Total associates of IRSA Propiedades Comerciales	-	-	-	3,834	-	21

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,852)	-	-	-	-
Contructora San José Argentina S.A.	-	-	13	-	-	-
Centro Comercial Panamericano S.A.			91		-	-
Fundación IRSA	-	-	-	-	(1,723)	-
Hamonet S.A.	-	-	-	(83)	-	-
Isaac Elsztain e hijos S.A.	-	-	-	(159)	-	-
Total other related parties	-	(1,852)	104	(242)	(1,723)	-

Directors and Senior Management
Directors	-	(53,189)	-	-	-	-
Senior Management	-	(2,809)	-	-	-	-
Total Directors and Senior Management	-	(55,998)	-	-	-	-

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Letting fees
Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	162		-	-	-
Nuevo Puerto Santa Fe S.A.	-	1,663	(1,010)	(542)	-	-
Entretenimiento Universal S.A.	-	-	10	-	-	-
Entertainment Holdings S.A.	-	-	9	-	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	1,825	(991)	(542)	-	-

Associates of IRSA
Banco Hipotecario S.A.	-	-	(4,591)	883	-	5
Banco Crédito y Securitización	-	-	-	1,226	-	-
Total associates of IRSA	-	-	(4,591)	2,109	-	5

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	133	-	-	-
Total subsidiary of Cresud	-	-	133	-	-	-

Subsidiaries of IRSA
Tyrus S.A.	-	-	11,905	(4)	-	-
Total subsidiary of IRSA	-	-	11,905	(4)	-	-
Total	(45,063)	(56,025)	18,805	1,746	(1,723)	45

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the nine-month period ended March 31, 2014:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	4,368	(4,527)	-
Total direct parent company	-	-	4,368	(4,527)	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(53,269)	-	(262)	-	-
Total direct parent company of IRSA	(53,269)	-	(262)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	(239)	-	1,720	-
Total associates of IRSA Propiedades Comerciales	-	(239)	-	1,720	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,307)	-	-	-
Fundación IRSA	-	-	-	-	(2,250)
Hamonet S.A.	-	-	-	(94)	-
Isaac Elsztain e hijos S.A.	-	-	-	(179)	-
Total other related parties	-	(1,307)	-	(273)	(2,250)

Directors
Directors	-	(40,354)	-	-	-
Senior Management	-	(3,987)	-	-	-
Total Directors	-	(44,341)	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	162	-	-	-
Nuevo Puerto Santa Fe S.A.	-	1,090	-	(426)	-
Total joint ventures of IRSA Propiedades Comerciales	-	1,252	-	(426)	-

Associate of IRSA
Banco Hipotecario S.A.	-	-	43,614	344	-
Total associate of IRSA	-	-	43,614	344	-
Total	(53,269)	(44,635)	47,72	(3,162)	(2,250)

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

34.	CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 8 - Interest in joint ventures Note 9 - Interest in associates
Exhibit D - Other investments	Note 15 - Financial instruments by category
Note 17 - Investments in financial assets
Note 18 - Cash and cash equivalents
Exhibit E – Provisions	Note 16 - Trade and other receivables
Note 21 - Provisions
Exhibit F – Cost of sales and services provided	Note 12 - Trading properties
Note 27 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 35 - Foreign currency assets and liabilities

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

35.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 03.31.15	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.14
Asset
Trade and other receivables
Uruguayan Pesos	12	0.3414	4	3	0.3627	1
US Dollar	3,192	8.722	27,841	1,934	8.033	15,534
Euros	-		-	2	10.9908	26
Receivables with related parties:
US Dollar	10,681	8.822	94,237	44,966	8.133	365,716
Total Trade and other receivables			122,082			381,277
Investments in financial assets
US Dollar	4,133	8.722	36,046	458	8.033	3,679
Investments with related parties:
US Dollar	20,414	8.822	180,096	13,124	8.133	106,734
Total investments in financial assets			216,142			110,413
Cash and cash equivalents
Uruguayan Pesos	3	0.3414	1	3	0.3627	1
US Dollar	9,337	8.722	81,433	8,864	8.033	71,206
Pounds	2	12.9426	20	2	13.7364	21
Euros	13	9.4845	126	14	10.9908	149
Total cash and cash equivalents			81,580			71,377
Total Assets as of 03.31.15			419,804			-
Total Assets as of 06.30.14			-			563,067
Liabilities
Trade and other payables
Uruguayan Pesos	3	0.3416	1	3	0.3815	1
US Dollar	4,245	8.822	37,453	1,616	8.133	13,144
Payables with related parties:
US Dollar	-	-	-	75	8.133	606
Total trade and other payables			37,454			13,751
Borrowings
US Dollar	117,990	8.822	1,040,911	120,246	8.133	977,963
Borrowings with related parties
US Dollar	254,765	8.822	2,247,536
Total borrowings			3,288,447			977,963
Provisions
US Dollar	10	8.822	88	200	8.133	1,627
Total Provisions			88			1,627
Total Liabilities as of 03.31.15			3,325,989			-
Total Liabilities as of 06.30.14			-			993,341

(*)	The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements.
(1)	Considering foreign currencies those that differ from each one of the Group´s companies´ functional currency at each period/year-end.
(2)	Exchange rate as of March 31, 2015 and June 30, 2014 according to Banco de la Nación Argentina.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Negative working capital

At the end of the period, the Group has negative working capital. This situation is presently being considered by the Company´s Board of Directors and Management.

37.	CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, C.A.B.A

(i) On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of issuance of these unaudited financial statements, the Group has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the warehouse that were on fire do not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Subsequent events

On April 24, 2015, our associate Tarshop S.A. issued corporate notes Class XX and XXI for a nominal value of Ps. 149,600. On April 14, 2015, this issuance was authorized by the Issue Activity Department at the National Securities Exchange Commission, for a joint nominal value of Ps. 40,000, or a greater or lower amount as determined by the Company, for a total authorized sum of Ps. 300,000. As of April 24, 2015 Class XX was placed for a total nominal value of Ps. 69,100 and Class XXI for a total nominal value of Ps. 80,500. Class XX will accrue interests at an annual nominal fixed rate of 27.50%. Payment dates of mentioned interests will be: July 24, 2015, October, 24, 2015 and January 24, 2016. The payment date is January 24, 2016. CN Class XXI will accrue interest from the date of issue at a bid nominal fixed rate of 28.50% p.a., until the end of the twelfth month, and at an annual floating nominal rate equal to BADLAR Private rate plus 500 basis points, beginning on the thirteenth month until its maturity date. Net funds resulting from placing both classes XX and XXI were earmarked for paying in working capital in Argentina in accordance with the corporate objective of the Company.

On April 15, 2015, the Board of Directors of IRSA CP announced dividends for Ps. 298.5 available to the shareholders; those pertaining to our holding company were paid out in part by offsetting balances between both companies, in the amount of Ps. 284.8 million.

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)
We have reviewed the accompanying condensed consolidated statements of financial position of IRSA PROPIEDADES COMERCIALES S.A. (formerly ALTO PALERMO S.A. (APSA) due to change of corporate name) and its subsidiaries as of March 31, 2015, and the related condensed consolidated statement of comprehensive income  for the three-month and nine-month periods ended March 31, 2015 and 2014, the condensed consolidated statement of changes in shareholders’ equity and the condensed consolidated  statement of cash flows for the nine-month periods ended March 31,2015 and 2014. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as of June 30, 2014, and the related consolidated statements of income, of changes in shareholders’ equity, and of cash flows for the year then ended (not presented herein), and in our report dated October 30, 2014, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying consolidated statement of financial position as of June 30, 2014, is fairly stated in all material respects in relation to the consolidated statement of financial position from which it has been derived.

Autonomous City of Buenos Aires, April 24, 2015
PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94

IRSA PROPIEDADES COMERCIALES S.A. (formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2015 and for the nine-month periods ended March 31, 2015 and 2014

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2015 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.15	06.30.14
ASSETS
Non-Current Assets
Investment properties	6	3,361,789	1,053,563
Property, plant and equipment	7	94,988	21,121
Trading properties	8	7,424	7,522
Intangible assets	9	49,267	44,374
Investments in subsidiaries, associates and joint ventures	5	1,251,049	1,025,283
Trade and other receivables	12	346,421	77,160
Investments in financial assets	13	72,138	63,455
Total Non-Current Assets		5,183,076	2,292,478
Current Assets
Trading properties	8	802	1,214
Inventories	10	11,740	8,751
Derivative financial instruments	19	-	1,234
Trade and other receivables	12	809,442	748,980
Investments in financial assets	13	205,192	76,355
Cash and cash equivalents	14	19,956	48,762
Total Current Assets		1,047,132	885,296
TOTAL ASSETS		6,230,208	3,177,774
SHAREHOLDERS’ EQUITY
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special Reserve		15,802	15,802
Acquisition of additional interest in subsidiaries		(19,770)	(19,707)
Retained earnings		143,677	138,693
TOTAL SHAREHOLDERS’ EQUITY		818,408	813,487
LIABILITIES
Non-Current Liabilities
Trade and other payables	15	170,061	144,389
Borrowings	18	3,272,446	1,084,756
Deferred income tax liabilities	20	80,553	95,353
Other liabilities	5	40,890	28,081
Provisions	17	7,624	19,946
Total Non-Current Liabilities		3,571,574	1,372,525
Current Liabilities
Trade and other payables	15	813,424	410,439
Income tax liabilities		101,831	20,098
Payroll and social security liabilities	16	59,649	63,159
Borrowings	18	845,185	482,759
Derivative financial instruments	19	-	14,225
Provisions	17	20,137	1,082
Total Current Liabilities		1,840,226	991,762
TOTAL LIABILITIES		5,411,800	2,364,287
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		6,230,208	3,177,774

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S Elsztain
President

 1

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1, 2014 and 2013 and January 1, 2015 and 2014, respectively and ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
 Free translation from the original prepared in Spanish for the publication in Argentina

		Nine month		Three month
	Note	03.31.15	03.31.14	03.31.15	03.31.14
Revenues	22	1,636,627	1,231,615	570,007	374,883
Costs …………………………………………………………	23	(683,232)	(519,035)	(248,427)	(160,435)
Gross Profit ……………………………………………...		953,395	712,580	321,580	214,448
Gain from disposal of investment properties		3,361	-	-	-
General and administrative expenses	24	(84,948)	(68,147)	(32,102)	(19,697)
Selling expenses	24	(72,036)	(44,560)	(30,503)	(15,924)
Other operating results, net	26	(60,487)	(6,328)	292	(3,878)
Profit from Operations		739,285	593,545	259,267	174,949
Share of profit of subsidiaries, associates and joint ventures	5	162,302	87,949	35,767	38,520
Profit from Operations Before Financing and Taxation		901,587	681,494	295,034	213,469
Finance income	27	50,326	79,984	14,188	45,109
Finance cost	27	(395,267)	(434,709)	(216,871)	(229,087)
Other financial results	27	38,485	69,281	41,949	25,164
Financial results, net		(306,456)	(285,444)	(160,734)	(158,814)
Profit before Income Tax		595,131	396,050	134,300	54,655
Income tax expense	20	(153,767)	(106,604)	(34,340)	(5,778)
Profit for the period		441,364	289,446	99,960	48,877
Total Comprehensive Income for the period		441,364	289,446	99,960	48,877

Profit per share for the period:
Basic		0.35	0.23	0.08	0.04
Diluted		0.35	0.23	0.08	0.04

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S Elsztain
President

2

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special Reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders’ Equity
Balance at June 30, 2014	126,014	69,381	444,226	-	39,078	-	15,802	(19,707)	138,693	813,487
Comprehensive income for the period	-	-	-	-	-	-	-	-	441,364	441,364
Dividends distribution – Shareholders’ meeting as of October 31, 2014	-	-	-	-	-	-	-	-	(138,693)	(138,693)
Advanced Dividends distribution – Shareholders’ meeting as of March 26, 2015	-	-	-	-	-	-	-	-	(298,500)	(298,500)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	813	813
Changes in non-controlling interest	-	-	-	-	-	-	-	(63)	-	(63)
Balance at March 31, 2015	126,014	69,381	444,226	-	39,078	-	15,802	(19,770)	143,677	818,408

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special Reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders’ Equity
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923
Comprehensive income for the period	-	-	-	-	-	-	-	-	289,446	289,446
Dividends distribution – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	-	-	-	(167,522)	(167,522)
Distribution to legal reserve – Shareholders’ meeting as of October 31, 2013	-	-	-	-	4	-	-	-	(4)	-
Reversal of reserve for new developments – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	(3,302)	-	-	3,302	-
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	783	783
Reserve for share-based compensation (Note 28)	-	-	-	9,836	-	-	-	-	-	9,836
Balance at March 31, 2014	126,014	69,381	444,226	16,443	39,078	-	15,802	(19,707)	290,229	981,466

(1)	Related to CNV General Resolution N° 609/12. See note 31.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S Elsztain
President

3

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note		03.31.15		03.31.14
Operating activities:
Cash generated from operations	14		806,691		668,167
Income tax paid			(86,859)		(142,081)
Net cash generated from operating activities			719,832		526,086

Investing activities:
Increase in investment properties	6		(195,392)		(151,247)
Acquisition of property of the parent company			(89,789)		-
Acquisition of non-controlling interest			(80)		-
Acquisition of property, plant and equipment	7		(18,984)		(6,452)
Acquisition of intangible assets	9		(439)		(11,096)
Increase in financial assets			(261,787)		(583,669)
Decrease in financial assets			126,767		545,383
Loans granted to related parties			(117)		(19,088)
Loans repayments received from related parties			20,421		1,768
Proceeds from barters			124		-
Advance payments			(12,173)		(26,547)
Collection of Interest on financial assets			1,982		2,014
Irrevocable contributions in subsidiaries and joint ventures	5		(49,277)		(21,694)
Long-term incentive program in subsidiaries and joint ventures			-		(1,440)
Net cash used in investing activities			(478,744)		(272,068)
Financing activities:
Borrowings obtained			297,890		105,279
Borrowings obtained from related parties			58,383		-
Repayments of borrowings			(227,631)		(292,316)
Payments of financial leasing			(1,868)		-
Payment of seller financing			(105,861)		(1,215)
Repayment of borrowings from related parties			(3,008)		-
Payment of seller financing of shares			-		(1,640)
Proceeds from derivative financial instruments			102		45,696
Payment of derivative financial instruments			(16,054)		-
Dividends paid			(137,429)		(169,413)
Interest paid			(135,501)		(99,588)
Net cash used in financing activities			(270,977)		(413,197)
Net decrease in cash and cash equivalents			(29,889)		(159,179)
Cash and cash equivalents at beginning of period	14		48,762		190,389
Proceeds from merger		(1)	43	(2)	1,084
Foreign exchange gain on cash and cash equivalents			1,040		1,325
Cash and cash equivalents at end of period	14		19,956		33,619

(1)	Corresponding to merger with Conil S.A. (see Note 2.4).
(2)	Corresponding to merger with Apsamedia S.A..

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S Elsztain
President

4

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales”, “we” or “the Company”) is an argentine real estate company primarily dedicated to property, leasing, management, development, operation and acquisition of shopping centers, with a leading position in the argentine market. IRSA Propiedades Comerciales was founded in 1889 under the name SAMAP and, up to 1984, were the principal operator in fresh products market in the Autonomous City of Buenos Aires. Our main asset was the historical Mercado de Abasto building, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company name Alto Palermo S.A..

On December 22, 2014, the Company acquired from IRSA, 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the land reserve “Intercontinental II” in order to consolidate a vehicle which main corporate purpose will be to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name of ALTO PALERMO S.A. (APSA) for IRSA PROPIEDADES COMERCIALES S.A. as continuation entity, such change of corporate name having been approved by the Special General Shareholders’ Meeting held on February 5, 2015.

As of the end of these financial statements, we consolidated 325,000 m2 in 14 shopping centers, 95,031 m2 in 6 premium offices and 1 important land reserve for future commercial developments; we are operators and hold a majority interest in a portfolio of thirteen shopping centers in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos, inaugurated on December 18, 2014), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and Alto Comahue in the City of Neuquén, inaugurated on March 17, 2015). Additionally, IRSA Propiedades Comerciales operates, through a joint venture, La Ribera Shopping in the City of Santa Fe.

The Company’s stocks are traded in the Buenos Aires Stock Exchange and in United States of America’s NASDAQ.

5

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information (Continued)

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on April 24, 2015.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

These Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with Technical Resolution No. 26 (RT 26) of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements, as admitted by IFRS.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2014. The Unaudited Condensed Interim Separate Financial Statements are presented in thousands of Argentine Pesos.

The Unaudited Condensed Interim Separate Financial Statements corresponding to the nine-month periods ended March 31, 2015 and 2014 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. The Company’s nine-month periods ended March 31, 2015 and 2014 results do not necessarily reflect the proportion of the Company’s full year results

2.2.	Significant Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2014 and are based on those IFRS in force as of June 30, 2014 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). Furthermore, the most significant accounting policies are described in the Consolidated Financial Statements as of March 31, 2015 and June 30, 2014.

6

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2014, except for changes in accrued income tax, provision for legal claims, provision for Director's fees, allowance for bad debts and accrued supplementary rental.

2.4.	Merger with Conil S.A.

On September 16, 2014, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Conil S.A. whereby Conil S.A. would be merged into the Company.

On November 14, 2014, the Regular and Special Shareholders’ Meeting that was adjourned on October 31, 2014 was reconvened and the Company’s reorganization was approved by majority of votes in accordance with the pre-merger commitment. On December 1, 2014 the operational merger of both companies took place.

The following table shows a summary of the effect that Conil S.A.'s merge would have had on the Statements of financial position as of June 30, 2014.

Caption	Issued financial statements as of 06.30.14 Ps.	Conil S.A. as of 06.30.14 Ps.	Eliminations / Reclassifications as of 06.30.14 Ps.	Financial Statements considering the merge as of 06.30.14 Ps.
Non-Current assets	2,292,478	1,806	(1,690)	2,292,594
Current assets	885,296	194	(77)	885,413
Total assets	3,177,774	2,000	(1,767)	3,178,007
Non-Current liabilities	1,372,525	112	-	1,372,637
Current liabilities	991,762	198	(77)	991,883
Total liabilities	2,364,287	310	(77)	2,364,520
Equity	813,487	1,690	(1,690)	813,487

7

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The following table shows a summary of the effect that Conil S.A.'s merge would have had on the Statements of Comprehensive Income and Cash Flows as of March 31, 2014.

	Issued financial statements as of 03.31.14 Ps.	Conil S.A. as of 03.31.14 Ps.	Eliminations / Reclassifications as of 03.31.14 Ps.	Financial statements considering the merge of 03.31.14 Ps.
Caption	Information over results of the nine-month period
Revenues	1,231,615	270	(270)	1,231,615
Costs	(519,035)	(75)	270	(518,840)
Gross Profit	712,580	195	-	712,775
Profit from Operations	593,545	(103)	-	593,442
Profit for the period	289,446	(114)	-	289,332
	Information over results of the nine-month period
Net cash generated from operating activities	526,086	(134)	-	525,952
Net cash used in investing activities	(272,068)	-	-	(272,068)
Net cash used in financing activities	(413,197)	134	-	(413,063)

2.5.	Comparative information

The comparative information at June 30, 2014 and March 31, 2014 included in these financial statements arises from the separate financial statements as of such dates. A revisionns of prior year information has been made to correctly classify interest from past due debtors as financial interests rather than revenue. This revision was 4.3 million for three mont and nine-month periods ended March 31, 2014 and had no impact on the company´s profit  for the period, financial position, or cash flows.

3.	Acquisitions and disposals

See Company's acquisitions and disposals for the nine-month period ended March 31, 2015 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

8

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Financial Risk Management and fair value estimates

4.1.	Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures corresponding to financial risk management, so they should be read together with the annual separated financial statements as of June 30, 2014. There have been no significant changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

4.2.	Fair value estimates

Since June 30, 2014 to these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business on economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements. Nor there have been transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

5.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

The table below lists the Company's investment and the value of interest in subsidiaries, associates and joint ventures for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014:

9

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholders’ Equity
Fibesa S.A.	Common shares 5 votes	2,323,125	24,570	21,212	Not publicly	Real estate	Argentina	03.31.15	2,395	22,405	25,367	97%
	Higher value		(65,460)	(49,293)	traded	investment
Torodur S.A. (1)	Common shares 1 vote	28,103,675	78,259	13,006	Not publicly	Investment	Uruguay	03.31.15	28,104	65,182	88,244	100%
	Contribution		9,985	72	traded
Quality Invest S.A.	Common shares 1 vote	70,314,342	68,379	64,402	Not publicly	Real estate	Argentina	03.31.15	140,629	6,953	149,757	50%
	Contribution		6,500	500	traded	investment
	Goodwill		3,911	3,911
	Higher value		19,111	19,273
Emprendimiento	Common shares 1 vote	13,449,990	48,068	43,207	Not publicly	Real estate	Argentina	03.31.15	25,054	17,574	89,537	53.684%
Recoleta S.A.	Intergroup transactions		(489)	(591)	traded	investment
Shopping Neuquén S.A.	Common shares 1 vote	12,571,289	22,646	19,621	Not publicly	Real estate	Argentina	03.31.15	12,690	837	31,106	99.07%
	Irrevocable contributions		8,325	2,150	traded	investment
	Higher value		28,427	11,398
	Intergroup transactions		(5,969)	(5,135)
Panamerican Mall S.A.	Common shares 1 vote	397,661,430	682,093	593,472	Not publicly	Real estate	Argentina	03.31.15	497,077	110,776	852,616	80%
	Higher value		95,379	98,088	traded	investment

10

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.           Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholders’ Equity
Arcos del Gourmet S.A.	Common shares 1 vote	72,973,903	50,152	55,943	Not publicly	Real estate	Argentina	03.31.15	81,082	(6,435)	58,354	90%
	Irrevocable contributions		2,367	-	traded	investment
	Higher value		42,724	31,086
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	22,350	21,566	Not publicly	Real estate	Argentina	03.31.15	27,750	6,819	44,702	50%
	Higher value		3,848	3,980	traded	investment
	Goodwill		1,323	1,323
Tarshop S.A. (2)	Common shares 1 vote	48,759,288	15,785	23,531	Not publicly	Consumer	Argentina	-	-	-	-	20%
	Contribution		22,000	-	traded	financing
	Intergroup transactions		(475)	(947)
Conil S.A. (3)	Common shares 1 vote	-	-	1,690	Not publicly	Real estate	Argentina	-	-	-	-	-
	Goodwill		-	469	traded	investment
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	22,773	19,092	Not publicly	Investment	Argentina	03.31.15	44,791	4,964	44,051	50%
	Contribution		100	721	traded
	Higher value		(23,192)	(23,192)
	Goodwill		26,647	26,647
Entretenimiento Universal S.A.	Common shares 1 vote	300	22	(59)	Not publicly traded	Event organization and others	Argentina	03.31.15	12	2,990	1,298	2.5%

Total non-current investments as of 03.31.15			1,210,159	-
Total non-current investments as of 06.30.14			-	997,143

(1)	1 share corresponds to 1 Uruguayan peso.
(2)	As of March 31, 2015, the equity method was applied on provisional figures because as of this balance sheet date, the company has not yet issued nor approved its financial statements.
(3)	As from July 1, 2014 the Company was merged into IRSA Propiedades Comerciales. See Note 2.4..

11

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Information about principal subsidiaries, associates and joint ventures (Continued)

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Beginning of the period / year	(1) 997,143	(1) 981,049
Acquisitions	-	6,852
Capital contribution	49,277	1,982
Deletions as a result of merger with Apsamedia	-	(67,408)
Deletions as a result of merger with Conil (Note 2.4)	(2,159)	-
Profit - sharing	162,302	92,677
Transfers of investment properties (Note 6)	25,765	-
Financial costs capitalized (Note 27)	3,389	8,789
Acquisition of non-controlling interest	17	-
Dividends distribution	(25,538)	(25,791)
Long-term incentives program in subsidiaries	-	(1,007)
Decrease of interest in subsidiaries	(37)	-
End of the period / year	(1) 1,210,159	(1) 997,143

(1)
Includes Ps. (40,890) and Ps. (28,081) as of March 31, 2015, and June 30, 2014 respectively, in relation to the equity interest in Fibesa S.A. and Ps. (59) as of June 30, 2014, in relation to the equity interest in Entretenimiento Universal S.A..

12

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Investment properties

Changes in the Company’s investments properties for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Shopping Centers portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Properties under development (ii)	Total
At July 1st, 2013
Costs	1,746,110	48,849	80,193	73,567	1,948,719
Accumulated depreciation	(1,027,076)	(11,927)	-	-	(1,039,003)
Net book amount	719,034	36,922	80,193	73,567	909,716
Year ended June 30, 2014
Opening net book amount	719,034	36,922	80,193	73,567	909,716
Additions	56,901	4,278	111	164,431	225,721
Transfers	-	1,442	(1,442)	-	-
Disposal of unused assets	(35)	-	-	-	(35)
Depreciation charge	(78,973)	(2,866)	-	-	(81,839)
Closing net book amount	696,927	39,776	78,862	237,998	1,053,563
At June 30, 2014
Costs	1,802,976	54,569	78,862	237,998	2,174,405
Accumulated depreciation	(1,106,049)	(14,793)	-	-	(1,120,842)
Net book amount	696,927	39,776	78,862	237,998	1,053,563
Period ended March 31, 2015
Opening net book amount	696,927	39,776	78,862	237,998	1,053,563
Additions (iv)	21,816	2,486,959	90,584	173,576	2,772,935
Additions as a result of the merger	-	-	1,666	-	1,666
Disposals (iii)	-	-	(1,666)	(347,629)	(349,295)
Transfers to property, plant and equipment	-	-	-	(3,922)	(3,922)
Transfers	6,259	-	-	(6,259)	-
Transfers to investments in subsidiaries, associates and joint ventures	-	-	-	(25,765)	(25,765)
Depreciation charge (i) (Note 24)	(48,184)	(39,209)	-	-	(87,393)
Closing net book amount	676,818	2,487,526	169,446	27,999	3,361,789
At March 31, 2015
Costs	1,831,051	2,541,528	169,446	27,999	4,570,024
Accumulated depreciation	(1,154,233)	(54,002)	-	-	(1,208,235)
Net book amount	676,818	2,487,526	169,446	27,999	3,361,789

(i)	Depreciation charges as of March 31, 2015, have been charged in “Costs” for an amount of Ps. 87,393, in the Statement of Comprehensive Income (Note 24).
(ii)	As of March 31, 2015 includes Ps. 26,688 corresponding to works in Alto Comahue Shopping Center and Ps. 1,311 in Distrito Arcos.
(iii)	Includes retirements due to transfer of improvements made to shopping centers Alto Comahue and Distrito Arcos of the companies Shopping Neuquén S.A. and Arcos del Gourment S.A..
(iv)	Includes additions due to the acquisition of assets to IRSA. See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

    The following amounts have been recognized in the statement of income:

	March 31, 2015	March 31, 2014
Rental and service income	1,632,859	1,212,098
Cost of property operations	(679,820)	(513,626)
Gain from disposal of investment properties	3,361	-

13

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Investment properties (Continued)

Borrowing costs incurred during the period ended March 31, 2015 of Ps. 9,567, were capitalized at the rate of the Company’s general borrowings, which amounts to 15%. Those costs correspond to Alto Comahue. Capitalization of financial costs has ceased since the completion of the shopping mall.

The following table details the Company’s investment properties by type as of March 31, 2015 and June 30, 2014:

	Net book amount
Name	March 31, 2015	June 30, 2014
Shopping Centers Portfolio:
Abasto de Buenos Aires	115,210	120,681
Alto Palermo Shopping	113,032	113,465
Alto Avellaneda	49,471	46,433
Paseo Alcorta	36,032	36,764
Alto Noa	12,231	13,114
Patio Bullrich	63,542	65,549
Alto Rosario	63,473	65,804
Mendoza Plaza	62,231	65,704
Córdoba Shopping	49,378	52,113
Patio Olmos	27,059	28,666
Soleil Premium Outlet	85,159	88,634
Shopping centers portfolio	676,818	696,927
Offices buildings and other rental properties portfolio:
Abasto offices	8,448	11,009
Anchorena 559	11,791	11,976
Ocampo parking space	14,638	15,349
Zelaya 3102	1,442	1,442
Intercontinental Plaza (i)	640,035	-
Bouchard 710	513,493	-
Suipacha 652	125,502	-
Torre Bank Boston	529,438	-
Edificio República	700,305	-
Total Offices buildings and other rental properties portfolio	2,545,092	39,776
Plots undeveloped parcels of land:
Intercontinental plot of land	90,584	-
Luján plot of land	41,972	41,972
Caballito – Ferro	36,890	36,890
Total Plots of land	169,446	78,862

Properties under development:
Distrito Arcos	1,311	167,376
Alto Comahue	26,688	70,622
Total Properties under development	27,999	237,998
Total	3,419,355	1,053,563

(i)	The breakdown of investment properties as of March 31, 2015 includes property, plant and equipment in the amount of Ps. 57,566 that reflect offices used by the Company.

14

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Property, plant and equipment

Changes in the Company’s property, plant and equipment for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1st, 2013
Costs	11,318	9,162	62,867	291	56	83,694
Accumulated depreciation	(8,435)	(6,173)	(50,431)	(291)	-	(65,330)
Net book amount	2,883	2,989	12,436	-	56	18,364
Year ended June 30, 2014
Opening net book amount	2,883	2,989	12,436	-	56	18,364
Additions	1,488	1,456	7,256	-	-	10,200
Additions as a result of the merger	-	60	51	-	-	111
Accumulated depreciation on merger additions	-	(3)	(41)	-	-	(44)
Disposals	-	-	(36)	-	-	(36)
Depreciation charge	(1,187)	(688)	(5,599)	-	-	(7,474)
Closing net book amount	3,184	3,814	14,067	-	56	21,121
Costs	12,806	10,678	70,138	291	56	93,969
Accumulated depreciation	(9,622)	(6,864)	(56,071)	(291)	-	(72,848)
Net book amount	3,184	3,814	14,067	-	56	21,121
Period ended March 31, 2015
Opening net book amount	3,184	3,814	14,067	-	56	21,121
Additions (ii)	59,015	1,335	15,416	2,863	-	78,629
Transfers from investment properties	-	2,112	1,810	-	-	3,922
Depreciation charge (i) (Note 24)	(2,161)	(715)	(5,474)	(334)	-	(8,684)
Closing net book amount	60,038	6,546	25,819	2,529	56	94,988
At March 31, 2015
Costs	71,821	14,125	87,364	3,154	56	176,520
Accumulated depreciation	(11,783)	(7,579)	(61,545)	(625)	-	(81,532)
Net book amount	60,038	6,546	25,819	2,529	56	94,988

(i)
Depreciation charges as of March 31, 2015, have been charged in “Costs” for an amount of for Ps. 7,170, in “General and administrative expenses” Ps. 1,424 and in “Selling expenses” for Ps. 90, in the Statement of Comprehensive Income (Note 24).

(ii) Includes additions due to acquisition of assets to IRSA. See Note 4.

15

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.	Trading properties

Changes in the Company’s trading properties for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Completed properties	Undeveloped sites	Total
At July 1st, 2013	1,620	6,024	7,644
Additions	1,400	-	1,400
Transfers	7,351	-	7,351
Disposals	(7,659)	-	(7,659)
At June 30, 2014	2,712	6,024	8,736
Disposals (i) (Note 24)	(510)	-	(510)
At March 31, 2015	2,202	6,024	8,226

(i)	Corresponds to the sale of functional units of Condominio I.

Breakdown of current and non-current Company’s trading properties is as follow:

	March 31, 2015	June 30, 2014
Non-current	7,424	7,522
Current	802	1,214
	8,226	8,736

The following is a detailed summary of Company's trading properties by type as of March 31, 2015 and June 30, 2014:

	Net book value
Description	March 31, 2015	June 30, 2014
Undeveloped sites:
Air space Coto	6,024	6,024
Total undeveloped sites	6,024	6,024

Completed properties:
Condominios I	415	925
Condominios II	387	387
Entre Ríos 465/9 apartments	1,400	1,400
Total completed properties	2,202	2,712
Total	8,226	8,736

16

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Intangible assets

Changes in the Company’s intangible assets for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Software	Right to receive units (Barters)	Goodwill	Others	Total
At July 1st, 2013
Costs	10,760	40,223	-	907	51,890
Accumulated amortization	(9,852)	-	-	(774)	(10,626)
Net book amount	908	40,223	-	133	41,264
Year ended June 30, 2014
Opening net book amount	908	40,223	-	133	41,264
Additions	165	-	-	10,954	11,119
Transfers	-	(7,351)	-	-	(7,351)
Disposals	(116)	-	-	-	(116)
Amortization charge	(462)	-	-	(80)	(542)
Closing net book amount	495	32,872	-	11,007	44,374
At June 30, 2014
Costs	10,809	32,872	-	11,861	55,542
Accumulated amortization	(10,314)	-	-	(854)	(11,168)
Net book amount	495	32,872	-	11,007	44,374
Period ended March 31, 2015
Opening net book amount	495	32,872	-	11,007	44,374
Additions (ii)	439	5,409	-	-	5,848
Additions as a result of the merger	-	-	469	-	469
Disposals	-	-	(469)	-	(469)
Amortization charge (i) (Note 24)	(353)	-	-	(602)	(955)
Closing net book amount	581	38,281	-	10,405	49,267
At March 31, 2015
Costs	11,248	38,281	-	11,861	61,390
Accumulated amortization	(10,667)	-	-	(1,456)	(12,123)
Net book amount	581	38,281	-	10,405	49,267

(i)	As of March 31, 2015, amortization charges have been included in “Costs” for an amount of Ps. 955, in the Statement of Comprehensive Income (Note 24).
(ii) Additions related to Rights to receive units (Barters) include Conil plot of land under barter agreement.

10.	Inventories

Company’s inventories as of March 31, 2015 and June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Current
Materials and other items of inventory	11,740	8,751
Total inventories	11,740	8,751

17

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Financial instruments by category

Determination of fair values

See the Company’s determination at fair values in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of March 31, 2015 and June 30, 2014 and their allocation to the different levels of fair value hierarchy:

	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investments in equity securities in TGLT S.A.	72,138	-	-	72,138
- Mutual funds	960	-	-	960
- Government bonds	205,135	-	-	205,135
Total assets	278,233	-	-	278,233

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investments in equity securities in TGLT S.A.	63,455	-	-	63,455
- Mutual funds	34,054	-	-	34,054
- Government bonds	2,241	-	-	2,241
- Non-Convertible Notes	40,892	-	-	40,892
- Foreign-currency futures contracts	-	1,200	-	1,200
- Interest rate swaps	-	34	-	34
Total assets	140,642	1,234	-	141,876

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Foreign-currency futures contracts	-	14,225	-	14,225
Total liabilities	-	14,225	-	14,225

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

  18

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables

The following table shows the Company´s trade and other receivables as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Non-current
Leases and services receivables	2,501	2,950
Averaging of scheduled contracts escalation	45,510	42,351
Property sales receivables	336	711
Less: provision for impairment of trade receivables	(2,208)	(2,208)
Non-current trade receivables	46,139	43,804
Prepayments	2,807	7,879
Others	27	14
Non-current other receivables	2,834	7,893
Related parties (Note 29)	297,448	25,463
Non-current trade and other receivables	346,421	77,160
Current
Leases and services receivables	187,720	147,041
Averaging of scheduled contracts escalation	60,589	51,326
Consumer financing receivables	14,661	14,861
Deferred checks	209,900	158,425
Debtors under legal proceedings	50,235	45,833
Property sales receivables	484	657
Less: provision for impairment of trade receivables	(70,890)	(63,996)
Current trade receivables	452,699	354,147
Loans	6,187	5,710
Prepayments	47,653	37,045
Tax receivables	3,370	4,282
Advance payments	40,581	64,651
Others	11,108	9,678
Less: provision for bad debts	(165)	(175)
Current other receivables	108,734	121,191
Related parties (Note 29)	248,009	273,642
Current trade and other receivables	809,442	748,980
Total trade and other receivables	1,155,863	826,140

Movements on the Company’s provision for impairment of trade receivables were as follows:

	March 31, 2015	June 30, 2014
Beginning of the period / year	66,379	50,256
Additions as a result of the merger	-	16,102
Additions (Note 24)	12,589	8,687
Unused amounts reversed (Note 24)	(4,834)	(3,337)
Used during the period / year	(871)	(5,329)
End of the period / year	73,263	66,379

19

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables (Continued)

The additions and unused amounts reversed of provision for impaired receivables have been included in “Selling expenses” in the Unaudited Statement of Comprehensive Income (Note 24). Amounts charged to the provision account are generally written off, when there is no expectation of recovering.

13.	Investments in financial assets

The following table shows the Company’s investments in financial assets as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Non-current
Financial assets at fair value through profit or loss:
Investment in equity securities in TGLT S.A.	72,138	63,455
Investments in financial assets non-current	72,138	63,455
Current
Financial assets at fair value through profit or loss:
Mutual funds	57	33,222
Government bonds	205,135	2,241
Non-Convertible Notes (Note 29)	-	40,892
Investments in financial assets current	205,192	76,355
Total investments in financial assets	277,330	139,810

14.	Cash flow and cash equivalents information

The following table shows the Company’s amounts of cash and cash equivalents as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Cash at bank and on hand	19,053	47,930
Mutual funds	903	832
Total cash and cash equivalents	19,956	48,762

20

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Cash flow and cash equivalents information (Continued)

Following is a detailed description of cash flows generated by the Company’s operations for the nine-month periods ended March 31, 2015 and 2014:

	Note	March 31, 2015	March 31, 2014
Profit for the period		441,364	289,446
Adjustments for:
Income tax expense	20	153,767	106,604
Amortization and depreciation	24	97,032	67,748
Disposal of unused property, plant and equipment	7	-	36
Disposal of unused investment properties		2,806	-
Gain from disposal of trading property		(3,163)	(16,131)
Gain from disposal of investment properties		(3,361)	-
Provision for Directors’ fees		46,154	11,447
Long-term incentive program	28	11,214	9,836
Loss (Gain) from derivative financial instruments	27	2,961	(40,403)
Changes in fair value of financial assets	27	(41,190)	(28,878)
Interest and foreign exchange loss		353,392	435,441
Impairment of receivables	24	7,755	2,104
Provisions	17	7,377	3,237
Share of profit of subsidiaries, associates and joint ventures	5	(162,302)	(87,949)
Unrealized foreign exchange loss, net		(1,040)	(1,325)
Changes in operating assets and liabilities:
(Increase) Decrease in inventories	10	(2,989)	427
Decrease in trading properties	8	2,538	19,060
Increase in trade and other receivables	12	(165,733)	(143,039)
Increase in trade and other payables	15	63,249	31,303
(Decrease) Increase in payroll and social security liabilities	16	(2,555)	11,272
Decrease in provisions	17	(585)	(2,069)
Net cash generated from operating activities before income tax paid		806,691	668,167

21

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Cash flow and cash equivalents information (Continued)

The following table shows a detail of non-cash transactions occurred in the nine-month periods ended March 31, 2015 and 2014:
	March 31, 2015	March 31, 2014
Non-cash transactions
Dividends receivable	4,574	21,934
Expired dividends	813	783
Dividends not yet paid	300,148	-
Guarantee deposits received due to transfer of investment properties	11,390	-
Transfers of property, plant and equipment to investment properties	3,922	-
Financed purchase of property, plant and equipment	697	539
Payment of trade and other payables upon delivery of properties for sale	1,135	-
Transfers of investment properties to intangible assets	1,666	-
Offsetting of loans against dividends receivable from subsidiaries	20,964	22,000
Compensation with related parties	-	63,203
Other receivables collected out of financial assets	-	16,825
Collection of dividends with financial assets	-	3,791
Increase in borrowings with financial assets	11,429	14,071
Collection of trade receivables and other receivables against delivery of properties for sale	-	1,400
Transfers from Distrito Arcos and Alto Comahue to leases and/or rights to use space paid in advance	344,823	-
Transfers of financial costs capitalized in investment properties to investment in subsidiaries	25,765	-
Payment of interests with financial assets	6,995	-

Acquisition of real property to IRSA

	March 31, 2015	March 31, 2014
Acquired assets
Investment properties	2,577,543	-
Property, plant and equipment, net	58,948	-
Value of the acquired assets	2,636,491	-
Trade and other receivables	(307,893)	-
Investments in financial assets	(43,633)	-
Borrowings	(2,195,176)	-
Cash	(89,789)	-
Total consideration	(2,636,491)	-

  22

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina
14.	Cash flow and cash equivalents information (Continued)

	March 31, 2015	March 31, 2014
Merger of subsidiary company
Assets
Investment properties	1,666	-
Property, plant and equipment	-	67
Trade and other receivables	204	69,149
Income tax credit	-	4,702
Investments in financial assets	-	297
Liabilities
Trade and other payables	(198)	(14,517)
Income tax credit	3	-
Minimum presumed income tax credit	84	-
Deferred income tax (liabilities) assets	(112)	6,963
Payroll and social security liabilities	-	(119)
Provisions	-	(218)
Net value of non-cash assets included as a result of the merger	1,647	66,324
Increase in cash from the merger	43	1,084
Net asset value incorporated by merger	1,690	67,408
Equity method prior to merger	(1) 1,690	(2) 67,408
Increase in cash from merger	-	-

(1)	Correspond to merger with Conil S.A. (see Note 2.4).
(2)	Correspond to merger with Apsamedia S.A..

23

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Trade and other payables

The following table shows the amounts of trade and other payables as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Non-current
Admission rights	124,699	101,430
Rent and service payments received in advance	15,445	14,348
Tenant deposits	4,372	901
Non-current trade payables	144,516	116,679
Tax payment plans	9,784	11,915
Other income to be accrued	7,543	7,914
Other payables	8,175	7,694
Non-current other payables	25,502	27,523
Related parties (Note 29)	43	187
Non-current trade and other payables	170,061	144,389
Current
Admission rights	118,296	99,149
Rent and service payments received in advance	112,979	77,702
Invoices to be received	55,283	59,730
Trade accounts payables	33,704	32,316
Payments received in advance	1,014	1,014
Tenant deposits	14,405	1,300
Current trade payables	335,681	271,211
VAT payables	28,517	19,187
Withholding income tax	16,374	17,280
Tax payment plans	2,877	2,981
Dividends payable	17,260	4,285
Other tax payables	2,613	1,496
Other income to be accrued	495	495
Others	1,645	1,592
Current other payables	69,781	47,316
Related parties (Note 29)	407,962	91,912
Current trade and other payables	813,424	410,439
Total trade and other payables	983,485	554,828

24

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Payroll and social security liabilities

The following table shows the Company´s payroll and social security liabilities as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Current
Provision for vacation, bonuses and others	52,932	55,162
Social security payable	6,717	7,997
Total payroll and social security liabilities	59,649	63,159

17.	Provisions

The table below shows the movements in the Company's provisions for other liabilities categorized by type:

	Labor, legal and other claims	Investment in subsidiaries (*)	Total
At June 30, 2014	20,969	59	21,028
Additions (Note 26)	14,109	-	14,109
Unused amounts reversed (Note 26)	(6,732)	-	(6,732)
Used during the period	(585)	-	(585)
Loss from interest in joint ventures	-	(59)	(59)
At March 31, 2015	27,761	-	27,761

(*)     Correspond to investment in associates with negative equity. See Note 5.

The breakdown of total current and non-current provisions is as follows:

	March 31, 2015	June 30, 2014
Non-current	7,624	19,946
Current	20,137	1,082
	27,761	21,028

25

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Borrowings

The following table shows the Company's borrowings as of March 31, 2015 and June 30, 2014:

						Book value
	Secured/ unsecured	Currency	Rate	Effective interest rate %	Nominal value	March 31, 2015	June 30, 2014
Non-current
APSA NCN Series I due 2017 (Note 29)	Unsecured	USD	Fixed	7.875%	120,000	1,057,319	893,758
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	-	-	80,126
Syndicated loans (ii) (Note 29)	Unsecured	Ps.	Fixed	(ii)	126,455	10,504	74,964
Bank loans (v)	Unsecured	Ps.	Fixed	15.25%	12,488	11,685	3,938
Finance lease obligations	Secured	USD	Fixed	(vi)	5,305	344	851
Banco Provincia de Buenos Aires loan (iii)	Unsecured	Ps.	Fixed	(iii)	-	-	6,421
Non-current borrowings						1,079,852	1,060,058
Related parties (Note 29)						2,192,594	24,698
Total non-current borrowings						3,272,446	1,084,756
Current
APSA NCN Series I due 2017 (Note 29)	Unsecured	USD	Fixed	7.875%	120,000	31,734	9,117
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	-	-	5,128
Banco Provincia de Buenos Aires loan (iii)	Unsecured	Ps.	Fixed	(iii)	132,889	130,491	12,886
Syndicated loans (ii) (Note 29)	Unsecured	Ps.	Fixed	(ii)	126,455	88,563	101,339
Bank loans (v)	Unsecured	Ps.	Fixed	15.25%	12,488	4,774	1,890
Bank overdrafts (iv)	Unsecured	Ps.	Floating	(iv)	-	366,634	347,150
Finance lease obligation	Secured	USD	Fixed	(vi)	2,222	1,298	1,545
Current borrowings						623,494	479,055
Related parties (Note 29)						221,691	3,704
Total current borrowings						845,185	482,759
Total borrowings						4,117,631	1,567,515

(i)       Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million at a fixed interest rate of 5% due in June 2017. As of the date of these Unaudited Financial Statements, the mentioned debt is fully canceled.

(ii)      On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and will accrue at a 15.01% rate. On June 12, 2013 a new syndicated loan has been signed for an amount of Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and will accrue at 15.25% rate. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 29).

(iii)     On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013. Additionally, on February 3, 2014, a new loan has been subscribed for Ps. 20 million. As of the date of these Unaudited Financial Statements, the mentioned capital is fully canceled. On December 23, 2014, the Company subscribed a new loan with Banco Provincia de Buenos Aires for Ps. 120 million. Principal will be payable in only one installment due in June 19, 2015.

(iv) Granted by several banks. They accrue interest rates ranging from 23% to 35% annually, and are due within a maximum term of 3 months from the closing date of each period.
(v)   On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2014. Additionally, on December 30, 2014, the Company subscribed a new loan with Banco Citibank N.A. for Ps. 10 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2015.

(vi) They accrue interest rates ranging from 7.5% to 14.5% annually.

26

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Derivative financial instruments

	March 31, 2015	June 30, 2014
Assets
Current
Foreign-currency futures contracts	-	1,200
Interest rate swaps	-	34
Total Current	-	1,234
Total assets	-	1,234

Liabilities
Current
Foreign-currency futures contracts (Note 29)	-	14,225
Total Current	-	14,225
Total liabilities	-	14,225

20.	Current and deferred income tax

The detail of the income tax charge of the Company as of March 31, 2015 and 2014 is as follows:

	March 31, 2015	March 31, 2014
Current income tax	168,679	98,459
Deferred income tax	(14,912)	8,145
Income tax - loss	153,767	106,604

The legal tax rate for the Company is 35%.

Movements on the deferred tax account are as follows:

	March 31, 2015 Assets / (Liabilities)	June 30, 2014 Assets / (Liabilities)
Beginning of the period / year	(95,353)	(90,124)
Balances added as a result of the merger	(1) (112)	(2) 6,963
Income tax	14,912	(12,192)
End of the period / year	(80,553)	(95,353)

(1)       Correspond to the merger with Conil S.A..
(2)       Correspond to the merger with Apsamedia S.A..

  27

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Current and deferred income tax (Continued)

Below there is a reconciliation between the income tax recognized and that which would result from applying  prevailing tax rate on the Profit before Income Tax for the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Result calculated at the tax rates in force	208,296	138,617
Tax effects of:
Non-deductible items	2,277	(1,231)
Share of profit of subsidiaries, associates and joint ventures	(56,806)	(30,782)
Income tax expense	153,767	106,604

21.	Equity

See Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

22.	Revenues

For the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014

Base rent	646,475	463,822
Expenses and collective promotion fund	523,943	411,987
Contingent rent	287,142	200,782
Admission rights	101,024	83,182
Parking fees	54,271	42,502
Averaging of scheduled rent escalation	15,360	6,994
Others	4,644	2,829
Total rental and service income	1,632,859	1,212,098
Sale of trading properties	3,673	19,060
Total gain from disposal of trading properties	3,673	19,060
Other revenues from consumer financing	95	457
Total other revenues from consumer financing	95	457
Total revenues	1,636,627	1,231,615

28

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Costs

For the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Service charge expense and other operating costs	679,820	513,626
Total cost of property operations	679,820	513,626
Cost of sale of trading properties	3,383	5,168
Total cost of sale of trading properties	3,383	5,168
Other costs from consumer financing	29	241
Total other costs from consumer financing	29	241
Total costs (Note 24)	683,232	519,035

29

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Expenses by nature

For the nine-month period ended March 31, 2015:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 25)	218,994	-	-	14,537	5,715	239,246
Maintenance, security, cleaning, repairs and others	157,976	1,852	10	1,877	839	162,554
Advertising and other selling expenses	119,392	111	-	-	12,423	131,926
Amortization and depreciation	95,517	1	-	1,424	90	97,032
Taxes, rates and contributions	56,277	440	-	712	43,517	100,946
Directors’ Fees	-	-	-	50,795	-	50,795
Fees and payments for services	3,670	68	19	10,438	1,361	15,556
Leases and expenses	18,358	399	-	1,544	106	20,407
Impairment of receivables (charge and recovery)	-	-	-	-	7,755	7,755
Cost of sale of properties	-	510	-	-	-	510
Other expenses	9,636	2	-	3,621	230	13,489
Total expenses by nature	679,820	3,383	29	84,948	72,036	840,216

30

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Expenses by nature (Continued)

For the nine-month period ended March 31, 2014:

	Costs
	Charge for services and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 25)	164,123	-	-	14,580	3,269	181,972
Maintenance, security, cleaning, repairs and others	115,036	1,457	3	591	83	117,170
Advertising and other selling expenses	107,787	-	-	-	8,570	116,357
Amortization and depreciation	66,883	-	-	806	59	67,748
Taxes, rates and contributions	42,838	140	-	62	28,236	71,276
Directors’ fees	-	-	-	40,055	-	40,055
Fees and payments for services	1,445	2	236	8,804	2088	12,575
Leases and expenses	10,430	640	-	1,022	112	12,204
Impairment of receivables (charge and recovery)	-	-	-	-	2,104	2,104
Cost of sale of properties	-	2,929	-	-	-	2,929
Other expenses	5,084	-	2	2,227	39	7,352
Total expenses by nature	513,626	5,168	241	68,147	44,560	631,742

31

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Employee costs

For the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Salaries, bonuses and social security costs	228,032	174,443
Equity incentive plan cost (Note 28)	11,214	7,529
Employee costs	239,246	181,972

26.	Other operating results, net

For the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Expenses related to transfers of real property	(58,626)	-
Management fees	16,802	11,661
Lawsuits (Note 17)	(7,377)	(3,237)
Donations	(8,930)	(14,465)
Others	(2,356)	(287)
Total other operating results, net	(60,487)	(6,328)

27.	Financial results, net

For the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Finance income:
- Interest income	35,603	35,249
- Foreign exchange	14,723	44,735
Finance income	50,326	79,984
Finance costs:
- Interest expense	(231,594)	(119,349)
- Foreign exchange	(152,802)	(316,232)
- Other finance costs	(23,827)	(16,334)
Subtotal financial costs	(408,223)	(451,915)
Less: Capitalized borrowing costs	12,956	17,206
Finance cost	(395,267)	(434,709)
Other financial results:
- Fair value gain of financial instruments at fair value through profit or loss	41,446	28,878
- (Loss) / Gain from derivative financial instruments	(2,961)	40,403
Other financial results	38,485	69,281
Total financial results, net	(306,456)	(285,444)

32

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Long-term incentive plan

See description of Company´s share-based payments in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements. During the period Ps. 11,214 were charged to the Statement of Income.

29.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2014. Below is the description of the new transactions performed during the nine-month period:

Shopping centers lease agreements

The lease period of the agreement timely entered into between Arcos del Gourmet S.A. (lessor) and IRSA Propiedades Comerciales S.A. (successor due to a change in name of Alto Palermo S.A. (APSA)) (lessee) began running in the first quarter of 2015, in connection with the lease and commercial exploitation of some sectors of the complex “Distrito Arcos”, for a term of 5 years. The lease price was established based upon the amounts in pesos disbursed for the improvements made in the property by the lessee until completion of the shopping mall, which has been registered and accounted for since January 2015.

Additionally, in January 2015 an addendum was signed to the lease agreement entered into between Shopping Neuquén S.A. (lessor) and IRSA Propiedades Comerciales S.A. (successor due to a change in name of Alto Palermo S.A. (APSA)) (lessee), for the lease and commercial exploitation of the complex “Alto Comahue”, for a term of 10 years. The total price of this lease was initially established as a fixed amount (which has been accounted for since it became effective) and a variable amount, which was redefined through the addendum as: “the amounts in pesos disbursed for the improvements made by the Lessee to the leased property until the completion of the Shopping Centers”.

33

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.    Related party transactions (Continued)

Offices leases

Fibesa S.A. has rented from us a floor of Intercontinental Plaza tower, located at 877 Moreno St.  Autonomous City of Buenos Aires, owned by the Company for a monthly rental payment of USD 11.6 plus the obligation to pay common expenses and taxes levied on the real property, proportionately to the total area rented. The agreement is effective until 2017.

Assignment of payables

During December 2014, IRSA Propiedades Comerciales assumed the obligations arising from credit lines in the amount of USD 13,096 that Panamerican Mall S.A. had been granted by Tyrus S.A.

Additionally, as it is described in Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements, we rent floors of Edificio Intercontinental and Suipacha 652 buildings, to Cresud and Tarshop.

34

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.    Related party transactions (Continued)

The following is a summary of the balances with related parties as of March 31, 2015:

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	4,014	-	-	-	-
Sociedad Anónima (IRSA)	Corporate services	-	10,783	-	-	-	-
	Tenant deposit	-	11,390	-	-	-	-
	Dividends	-	-	-	(285,672)	-	-
	Long-term incentive plan	-	-	-	(45,354)	-	-
	Leases and/or rights of spaces use	-	84,532	-	-	-	-
	Sale of properties	-	-	-	-	(2,173,741)	(40,033)
	Non-Convertible notes	-	-	-	-	(1,073)	(35,571)
Total direct parent company		-	110,719	-	(331,026)	(2,174,814)	(75,604)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	(6,135)	-	-
	Long-term incentive plan	-	-	-	(14,863)	-	-
	Corporate services	-	-	-	(21,292)	-	-
	Non-Convertible notes	-	-	-	-	(15,042)	(457)
Total direct parent company of IRSA		-	-	-	(42,290)	(15,042)	(457)

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	814	-	-	-	-
	Leases and/or rights of spaces use	-	-	(31)	(238)	-	-
Total Associates of IRSA Propiedades Comerciales		-	814	(31)	(238)	-	-

Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	621	-	-	-	-
	Management fees	-	2,178	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(424)	-	-
	Borrowings	-	-	-	-	-	(7,437)
Quality Invest S.A.	Management fees	-	22	-	-	-	-
	Reimbursement of expenses	-	33	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	139	-	-	-	-
	Borrowings	-	77	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	249	-	-	-	-
	Borrowings	-	69	-	-	-	-
Total Joint venture of IRSA Propiedades Comerciales		-	3,388	-	(424)	-	(7,437)

35

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.     Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	127	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	-	(24)	-	-
	Hotel services	-	-	-	(39)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	9	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	110	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	240	-	-	-	-
	Dividends	-	-	-	(304)	-	-
Total subsidiaries of IRSA		-	488	-	(367)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	76	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	1	-	-	-	-
Total subsidiaries of Cresud		-	77	-	-	-	-

Subsidiaries of IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	-	(407)	-	-
	Management fees	-	20,239	-	-	-	-
	Leases and/or rights of spaces use	117,312	30,670	-	-	-	-
	Borrowings	-	3,092	-	-	-	-
	Other receivables	-	15,254	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	393	-	-	-	-
	Management fees	-	74	-	-	-	-
	Dividends	-	4,574	-	-	-	-
	Leases’ collections	-	199	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(306)	-	-
	Non-Convertible notes	-	-	-	-	(1,156)	(35)
Fibesa S.A.	Reimbursement of expenses	-	136	-	-	-	-
	Leases’ collections	-	17	-	-	-	-
	Contributions to be paid	-	-	-	(2)	-	-
	Share-based payments	-	-	-	-	-	-
	Management fees	-	17	-	-	-	-
	Borrowings	-	-	-	-	(18,853)	(4,973)

36

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.    Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Panamerican Mall S.A.	Reimbursement of expenses	-	14,923	-	-	-	-
	Leases and/or rights of spaces use	-	250	-	-	-	-
	Management fees	-	2,010	-	-	-	-
	Leases’ collections	-	-	-	(1,441)	-	-
	Non-Convertible notes	-	-	-	-	(13,634)	(425)
	Assignment of payables	-	-	-	-	-	(169,248)
Shopping Neuquén S.A.	Reimbursement of expenses	-	2,038	-	-	-	-
	Borrowings	-	11,139	-	-	-	-
	Leases and/or rights of spaces use	180,136	25,113	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	1	-	-	-	-
Total subsidiaries of IRSA Propiedades Comerciales		297,448	130,139	-	(2,156)	(33,643)	(174,681)

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(12)	-	-
	Leases and/or rights of spaces use	-	110	-	-	-	-
	Borrowings	-	-	-	-	(2,780)	(17,929)
Total associate of IRSA		-	110	-	(12)	(2,780)	(17,929)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	5	-	(13)	-	-
Total joint venture of IRSA		-	5	-	(13)	-	-

Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	126	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	915	-	-	-	-
	Borrowings	-	5	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	312	-	-	-	-
	Borrowings	-	5	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	14	-	(116)	-	-
Austral Gold	Reimbursement of expenses	-	2	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	92	-	-	-	-
	Leases and/or rights of spaces use	-	762	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	36	-	-	-	-
Total other related parties		-	2,269	-	(116)	-	-

37

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.   Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Directors
Directors	Fees	-	-	-	(31,310)	-	-
	Reimbursement of expenses	-	-	-	(10)	-	-
	Guarantee deposits	-	-	(12)	-	-	-
Total Directors		-	-	(12)	(31,320)	-	-
Total		297,448	248,009	(43)	(407,962)	(2,226,279)	(276,108)

38

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.    Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of transaction	Current Investments in financial assets	Non-current Trade and others receivables	Current Trade and others receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Derivative financial instruments
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	-	3,563	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(504)	-	-	-
	Borrowings	-	-	117,384	-	-	-	-	-
	Equity incentive plan	-	-	-	-	(35,436)	-	-	-
	Leases’ collections	-	-	-	-	(10)	-	-	-
	Non-Convertible Notes	40,892	-	-	-	-	-	-	-
Total direct parent company		40,892	-	120,947	-	(35,950)	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(2,873)	-	-	-
	Equity incentive plan	-	-	-	-	(10,557)	-	-	-
	Corporate services	-	-	-	-	(21,218)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(22,000)	(236)	-
Total direct parent company of IRSA		-	-	-	-	(34,648)	(22,000)	(236)	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	687	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(175)	(643)	-	-	-
Total associates of IRSA Propiedades Comerciales		-	-	687	(175)	(643)	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	218	-	(72)	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(630)	-	-	-
	Leases’ collections	-	-	-	-	(14)	-	-	-
	Management fees	-	-	1,338	-	-	-	-	-
Quality Invest S.A.	Management fees	-	-	22	-	-	-	-	-
	Reimbursement of expenses	-	-	5	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	103	-	-	-	-	-
	Borrowings	-	-	68	-	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	165	-	-	-	-	-
	Borrowings	-	-	20	-	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	-	1,939	-	(716)	-	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	502	-	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	2	-	-	-	-	-
	Hotel services	-	-	-	-	(20)	-	-	-
Hoteles Argentinos S.A.	Reimbursement of expenses	-	-	-	-	(1)	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	8	-	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	101	-	-	-	-	-
Tyrus S.A.	Reimbursement of expenses	-	-	37	-	-	-	-	-
	Borrowings	-	-	86,256	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	144	-	-	-	-	-
Total subsidiaries of IRSA		-	-	87,052	-	(21)	-	-	-

39

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.    Related party transactions (Continued)

Related party	Description of transaction	Current Investments in financial assets	Non-current Trade and others receivables	Current Trade and others receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Derivative financial instruments
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	138	-	-	-	-	-
Cactus S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	-	-	2,134	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Total subsidiaries of Cresud		-	-	2,275	-	-	-	-	-

Subsidiaries of IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	95	-	-	-	-	-
	Management fees	-	-	13,670	-	-	-	-	-
	Contributions to be paid	-	-	150	-	-	-	-	-
	Other receivables	-	-	17,336	-	-	-	-	-
Conil S.A. (*)	Reimbursement of expenses	-	-	5	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(73)	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	2,740	-	-	-	-	-
	Management fees	-	-	74	-	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(529)	-	-	-
	Leases’ collections	-	-	-	-	(767)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(1,065)	(11)	-
Fibesa S.A.	Reimbursement of expenses	-	-	-	-	(234)	-	-	-
	Leases and/or rights of spaces use	-	-	1,950	-	-	-	-	-
	Equity incentive plan	-	-	186	-	-	-	-	-
	Management fees	-	-	17	-	-	-	-	-
	Leases’ collections	-	-	-	-	(8)	-	-	-
	Borrowings	-	-	-	-		(24,698)	(2,887)	-
Panamerican Mall S.A.	Reimbursement of expenses	-	-	14,519	-	-	-	-	-
	Management fees	-	-	4,077	-	-	-	-	-
	Leases’ collections	-	-	-	-	(183)	-	-	-
	Non-Convertible notes	-	-	-	-	-	(12,891)	(606)	-
	Leases and/or rights of spaces use	-	-	-	-	(5,167)	-	-	-
	Borrowings	-	-	-	-	-	-	(817)	-
Shopping Neuquén S.A.	Reimbursement of expenses	-		1,679	-	-	-	-	-
	Borrowings	-	10,285	-	-	-	-	-	-
	Leases and/or rights of spaces use	-	15,178	1,961	-	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	-	-	-	(3)	-	-	-
	Contributions to be paid	-	-	-	-	(72)	-	-	-
	Other receivables	-	-	4	-	-	-	-	-
Total subsidiaries of IRSA Propiedades Comerciales		-	25,463	58,463	-	(7,036)	(38,654)	(4,321)	-

40

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.    Related party transactions (Continued)

Related party	Description of transaction	Current Investments in financial assets	Non-current Trade and others receivables	Current Trade and others receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings	Derivative financial instruments
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(762)	-	-	-
	Derivatives	-	-	-	-	-	-	-	5,225
	Leases and/or rights of spaces’ use	-	-	196	-	-	-	-	-
	Borrowings	-	-	-	-	-	(17,781)	(23,285)	-
Total associate of IRSA		-	-	196	-	(762)	(17,781)	(23,285)	5,225

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	66	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Total Joint ventures of IRSA		-	-	68	-	-	-	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	864	-	-	-	-	-
	Borrowings	-	-	4	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	114	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	228	-	-	-	-	-
	Borrowings	-	-	4	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(271)	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	767	-	(12)	-	-	-
Austral Gold	Reimbursement of expenses	-	-	8	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	26	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(5)	-	-	-
Total other related parties		-	-	2,015	-	(288)	-	-	-

Directors
Directors	Fees	-	-	-	-	(11,838)	-	-	-
	Reimbursement of expenses	-	-	-	-	(10)	-	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-	-
Total directors		-	-	-	(12)	(11,848)	-	-	-
Total		40,892	25,463	273,642	(187)	(91,912)	(78,435)	(27,842)	5,225

(*) As from July 1, 2014 the Company was merged into IRSA Propiedades Comerciales.

41

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.   Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the nine-month period ended March 31, 2015:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(3,440)	-	-	8,582	-	19
Total direct parent company	(3,440)	-	-	8,582	-	19

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	684	-	(45,063)	(2,908)	-	-
Total direct parent company of IRSA	684	-	(45,063)	(2,908)	-	-

Subsidiaries of IRSA Propiedades Comerciales
Emprendimientos Recoleta S.A.	(1,332)	540	-	(158)	-	-
Panamerican Mall S.A.	(4,073)	9,017	-	(7,848)	-	-
Arcos del Gourmet S.A.	(5,367)	5,299	-	342	-	-
Fibesa S.A.	503	122	-	(2,994)	-	(54)
Torodur S.A.	-	-	-	(1)	-	-
Shopping Neuquén S.A.	(3,363)	-	-	854	-	-
Total subsidiaries of IRSA Propiedades Comerciales	(13,632	14,978	-	(9,805)	-	(54)

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	3,834	-	-	-	-	-
Total associates of IRSA Propiedades Comerciales	3,834	-	-	-	-	-

Other related parties					-	-	-
Estudio Zang, Bergel & Viñes	-	(1,491)	-	-	-	-
Fundación IRSA	-	-	-	-	(1,723)	-
Boulevard Norte S.A.	-	-	-	1	-	-
Ogden Argentina S.A.	-	-	-	1	-	-
Hamonet S.A.	(83)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(159)	-	-	-	-	-
Total other related parties	(242)	(1,491)	-	2	(1,723)	-

42

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.   Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the nine-month period ended March 31, 2015:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Directors and Senior Management
Directors	-	(50,795)	-	-	-	-
Senior Management	-	(2,809)	-	-	-	-
Total Directors and Senior Management	-	(53,604)	-	-	-	-

Joint Ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	162	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(542)	1,663	-	(1,016)	-	-
Entrenimiento Universal S.A.	-	-	-	10	-	-
Entertainment Holdings S.A	-	-	-	9	-	-
Total Joint Ventures of IRSA Propiedades Comerciales	(542)	1,825	-	(997)	-	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	-	133	-	-
Total subsidiary of Cresud	-	-	-	133	-	-

Subsidiary of IRSA
Nuevas Fronteras S.A.	(4)	-	-	-	-	-
Tyrus S.A.	-	-	-	4,694	-	-
Total subsidiary of IRSA	(4)	-	-	4,694	-	-

Associates of IRSA
Banco Hipotecario S.A.	810	-	-	(4,591)	-	-
Banco de Crédito y Securitización	1,226	-	-	-	-	-
Total associates of IRSA	2,036	-	-	(4,591)	-	-
	(11,306)	(38,292)	(45,063)	(4,890)	(1,723)	(35)

43

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.    Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the nine-month period ended March 31, 2014:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(3,621)	-	-	6,562	-	-
Total direct parent company	(3,621)	-	-	6,562	-	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	-	-	(53,269)	(624)	-	-
Total direct parent company of IRSA	-	-	(53,269)	(624)	-	-

Subsidiaries of IRSA Propiedades Comerciales
Emprendimientos Recoleta S.A.	(351)	540	-	(56)	-	-
Panamerican Mall S.A.	(3,500)	6,832	-	(364)	-	-
Arcos del Gourmet S.A.	-	2,914	-	-	-	-
Fibesa S.A.	-	122	-	(3,295)	-	(397)
Conil S.A.(*)	(270)	-	-	-	-	-
Torodur S.A.	-	-	-	2,110	-	-
Shopping Neuquén S.A.	(1,644)	-	-	3,300	-	-
Total subsidiaries of IRSA Propiedades Comerciales	(5,765)	10,408	-	1,695	-	(397)

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	1,962	(239)	-	-	-	-
Total associates of IRSA Propiedades Comerciales	1,962	(239)	-	-	-	-

(*) As from July 1, 2014 the Company was merged into IRSA Propiedades Comerciales.

44

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the nine-month period ended March 31, 2014:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Other related parties
Estudio Zang, Bergel & Viñes	-	(1,014)	-	-	-	-
Fundación IRSA	-	-	-	-	(2,250)	-
Hamonet S.A.	(94	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(179	-	-	-	-	-
Total other related parties	(273	(1,014)	-	-	(2,250)	-

Directors
Directors	-	(40,055)	-	-	-	-
Senior Management	-	(3,987)	-	-	-	-
Total Directors	-	(44,042)	-	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	162	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(426	1,090	-	-	-	-
Total joint ventures of Propiedades Comerciales	(426	1,252	-	-	-	-

Associates of IRSA
Banco Hipotecario S.A.	352	-	-	43,509	-	-
Total associates of IRSA	352	-	-	43,509	-	-
	(7,771	(33,635)	(53,269)	51,142	(2,250)	(397)

45

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Negative working capital

At the end of the period, the Company has negative working capital. This situation is presently being considered by the Company´s Board of Directors and Management.

31.	Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

32.	CNV General Ruling N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Ruling N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 - Investment properties
Note 7 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 5 - Equity investments
Exhibit D - Other investments	Note 11 - Financial instruments by category
Note 13 - Investments in financial assets
Note 14 - Cash and cash equivalents information
Exhibit E – Provisions	Note 12 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 8 - Trading properties
Note 23 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 33 - Foreign currency assets and liabilities

46

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 03.31.15	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 06.30.14
Asset
Trade and other receivables
US Dollar	1,929	8.722	16,823	982	8.033	7,892
Euros	-	-	-	2	10.9908	26
Trade and other receivables with related parties
US Dollar	10,689	8.822	94,297	25,075	8.133	203,936
Total trade and other receivables			111,120			211,854
Investments in financial assets
US Dollar	-	-	-	279	8.033	2,241
Investment in financial assets with related parties
US Dollar	-	-	-	5,028	8.133	40,892
Total investments in financial assets			-			43,133
Cash and cash equivalents
US Dollar	204	8.722	1,779	1,159	8.033	9,314
Pounds	13	9.3552	126	2	13.7364	27
Euros	2	12.9426	20	14	10.9908	149
Total cash and cash equivalents			1,925			9,490
Total Assets as of 03.31.15			113,045			-
Total Assets as of 06.30.14			-			264,477
Liabilities
Trade and other payables
US Dollar	2,949	8.822	26,013	1,315	8.133	10,695
Trade and other payables with related parties
US Dollar	-	-	-	60	8.133	489
Total trade and other payables			26,013			11,184
Borrowings
US Dollar	117,990	8.822	1,040,911	120,246	8.133	977,962
Borrowings from related parties
US Dollar	275,678	8.822	2,432,034	1,792	8.133	14,574
Total borrowings			3,472,945			992,536
Total Liabilities as of 03.31.15			3,498,958			-
Total Liabilities as of 06.30.14			-			1,003,720

(*)	The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements.
(1)	Exchange rate as of March 31, 2015 and June 30, 2014 according to Banco Nación Argentina.

47

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Saraza 6135, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Azara 1245, Autonomous City of Buenos Aires (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, Autonomous City of Buenos Aires

(i) On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of issuance of these Unaudited Financial Statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that were on fire do not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

35.	Subsequent events

See Note 38 to the Unaudited Condensed Interim Consolidated Financial Statements.

48

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2015
Stated in thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1

3.	Receivables and liabilities by maturity date.

Items		Falling due	Without term	Without term	To be due								Total
		03.31.15	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Receivables	Trade and other receivables	69,470	-	2,097	564,530	83,149	52,444	39,849	343,966	358	-	-	1,155,863
	Total	69,470	-	2,097	564,530	83,149	52,444	39,849	343,966	358	-	-	1,155,863
Liabilities	Trade and other payables	37,171	-	-	611,951	54,473	55,246	54,583	42,740	38,806	38,753	49,762	983,485
	Borrowings	-	-	-	706,688	34,457	85,060	18,980	18,581	1,061,373	(51)	2,192,543	4,117,631
	Tax payables	-	-	80,553	-	-	101,831	-	-	-	-	-	182,384
	Payroll and social security liabilities	-	-	-	20,099	33,852		5,698	-	-	-	-	59,649
	Provision	-	20,137	7,624	-	-	-	-	-	-	-	-	27,761
	Total	37,171	20,137	88,177	1,338,738	122,782	242,137	79,261	61,321	1,100,179	38,702	2,242,305	5,370,910

49

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2015
Stated in thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Receivables	Trade and other receivables	700,717	108,725	809,442	344,026	2,395	346,421	1,044,743	111,120	1,155,863
	Total	700,717	108,725	809,442	344,026	2,395	346,421	1,044,743	111,120	1,155,863
Liabilities	Trade and other payables	787,195	26,013	813,208	170,277	-	170,277	957,472	26,013	983,485
	Borrowings	604,176	241,009	845,185	40,510	3,231,936	3,272,446	644,686	3,472,945	4,117,631
	Tax payables	101,831	-	101,831	80,553	-	80,553	182,384	-	182,384
	Payroll and social security liabilities	59,649	-	59,649	-	-	-	59,649	-	59,649
	Provisions	20,137	-	20,137	7,624	-	7,624	27,761	-	27,761
	Total	1,572,988	267,022	1,840,010	298,964	3,231,936	3,530,900	1,871,952	3,498,958	5,370,910

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

At March 31, 2015 there are not receivable and liabilities subject to adjustment clause.

50

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2015
Stated in thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- Accruing interest	Total
		Accruing interest		Non-Accruing interest	Subtotal	Accruing interest		Non-Accruing interest	Subtotal
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Receivables	Trade and other receivables	-	103,386	706,056	809,442	-	-	346,421	346,421	-	103,386	1,052,477	1,155,863
	Total	-	103,386	706,056	809,442	-	-	346,421	346,421	-	103,386	1,052,477	1,155,863
Liabilities	Trade and other payables	-	-	813,424	813,424	17,327		152,734	170,061	17,327	-	966,158	983,485
	Borrowings	464,397	381,243	(455)	845,185	1,079,508	343	2,192,595	3,272,446	1,543,905	381,586	2,192,140	4,117,631
	Tax payables	-	-	101,831	101,831	-	-	80,553	80,553	-	-	182,384	182,384
	Payroll and social security liabilities	-	-	59,649	59,649	-	-	-	-	-	-	59,649	59,649
	Provisions	-	-	20,137	20,137	-	-	7,624	7,624	-	-	27,761	27,761
	Total	464,397	381,243	994,586	1,840,226	1,096,835	343	2,433,506	3,530,684	1,561,232	381,586	3,428,092	5,370,910

51

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2015
Stated in thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Related parties.

a.	Interest in related parties. See Note 5.

b.	Related parties debit/credit balances. See Note 29.

6.	Borrowings to directors.

See Note 29.

7.	Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

9.	Appraisal revaluation of fixed assets.

None.

10.	Obsolete unused fixed assets.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

52

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2015
Stated in thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Recovery values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.	Insurances.

Real Estate	Insured amounts in USD	Accounting values in Ps.	Risk covered
Abasto - Shopping center and offices	203,229	123,659	Fire, full risk and dismissed profit
Alto Palermo	119,170	113,032	Fire, full risk and dismissed profit
Mendoza Plaza	112,975	62,231	Fire, full risk and dismissed profit
Paseo Alcorta	87,224	36,032	Fire, full risk and dismissed profit
Alto Avellaneda	101,713	49,471	Fire, full risk and dismissed profit
Alto Rosario	101,964	63,473	Full risk, construction and assembly
Patio Bullrich	51,750	63,542	Fire, full risk and dismissed profit
Córdoba Shopping – Villa Cabrera	46,811	49,378	Fire, full risk and dismissed profit
Alto Noa	46,743	12,231	Fire, full risk and dismissed profit
Soleil Factory	30,974	85,159	Fire, full risk and dismissed profit
Edificio República	102,240	700,305	Fire, full risk and dismissed profit
Moreno 877	55,054	640,035	Fire, full risk and dismissed profit
Bouchard 710	44,973	513,493	Fire, full risk and dismissed profit
Suipacha 652	18,887	125,502	Fire, full risk and dismissed profit
Torre Bank Boston	95,550	529,438	Fire, full risk and dismissed profit
Alto Comahue	34,000	257,761	Fire, full risk and dismissed profit
Distrito Arcos	50,436	230,758	Fire, full risk and dismissed profit
SUBTOTAL	1,303,693	3,655,500
Unique policy	15,000		Third party liability

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

53

IRSA PROPIEDADES COMERCIALES S.A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2015
Stated in thousands of pesos
Free translation from the original prepared in Spanish for the publication in Argentina

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

See Note 25 to the Unaudited Condensed Consolidated Financial Statements.

54

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S. A.
(formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)
Legal address: Moreno 877 – 22° floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements attached of IRSA PROPIEDADES COMERCIALES S.A. (formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)(hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of March 31, 2015, and the unaudited condensed interim separate statements of comprehensive income for the nine and three-month periods ended March 31, 2015 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the nine-month period ended March 31, 2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries as to the aspects mentioned in note 2.2 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. (formerly ALTO PALERMO S.A. (APSA) due to change of corporate name) that:

a)
the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. (formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)  are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  IRSA PROPIEDADES COMERCIALES S.A. (formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)  arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

d)
at March 31, 2015, the debt of IRSA PROPIEDADES COMERCIALES S.A. (formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)  owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 4,305,162, which was no callable at that date.

Autonomous City of Buenos Aires, April 24, 2015

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	C.P.C.E. C.A.B.A. T° 1 F° 30
Eduardo A. Loiácono	Noemí I. Cohn
Public Accountant (UBA)	Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 326 Fº 94	C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA Propiedades Comerciales S.A.
(Formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Summary as of March 31, 2015

I.	Brief comment on the Group’s activities during the period, including references to significant events occurred after the end of the period.

    During February, our Ticker “APSA” in Nasdaq was changed to “IRCP”. Its approval in BCBA is still pending.

Consolidated Income *

	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Revenues	675.6	464.9	45.3%	1,960.7	1,484.3	32.1%
Operating income	304.2	218.3	39.3%	893.4	706.0	26.5%
Depreciation and Amortization	58.8	28.7	104.9%	120.4	91.2	32.0%
EBITDA(1)	363.0	247.1	46.9%	1,072.4	797.2	34.5%
Income for the period(2)	110.8	62.2	78.1%	471.0	319.2	47.6%

(1) EBITDA: Operating Income plus Depreciation and Amortization excluding stamp expenses incurred in the transfer of assets.
(2) Consistent with the Comprehensive Income Statement.

    The company’s revenues grew by 32.1% during the nine-month period of 2015, mainly driven by the “Shopping Centers” segment, whose revenues increased by 29.2% during the cumulative nine-month period, and the “Offices” segment, whose revenues were 236.1% higher than in the same period of the previous fiscal year, due to the acquisition of 5 buildings from our controlling company IRSA by the end of the second quarter of 2015, but which impacted during the third quarter of the fiscal year. Operating Income reached ARS 893.4 million during the cumulative period, a 26.5% increase compared to the same period of 2014, whereas EBITDA, which excludes the impact of the expenses related to the transfer of assets described above, rose by 34.5% reaching ARS 1,072.4 million.

    Net Income for the period under review was ARS 471.0 million, ARS 151.8 million higher than in the previous period, explained mainly by the increase in Operating Income.

1

IRSA Propiedades Comerciales S.A.
(Formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Summary as of March 31, 2015

II. Shopping Centers.

New Opening

    On March 17, 2015, we opened our fifteenth shopping center, “Alto Comahue”, located in the City of Neuquén, in the Argentine Patagonian region. It has a total area of 35,000 square meters and 10,000 square meters of gross leaseable area, approximately 1,000 parking spaces, including roofed and semi-roofed areas, and a large entertainment and leisure area. The shopping center features 130 stores from the most renowned brands in Argentina. It includes 6 cinema screens and a thematic restaurant, which will become operational in the next months.

    The project is part of a mixed-use complex that also includes a supermarket in operation and 2 additional parcels of land. In one of these parcels the development of a hotel is planned, while in the other, covering 18,000 sqm and owned by the company, a future housing development has been projected.

    The investment made in this project amounted approximately to ARS 250 million.

Results

    Our tenants’ sales reached ARS 15,381.6 million during the nine-month period of 2015, 32.9% higher than in the same period of 2014 (31.4% without considering sales from Distrito Arcos and Alto Comahue Shopping). During the third quarter, sales of the same shopping centers grew by 31.3% compared to 2014 and 35.4% if the recent openings of Distrito Arcos and Alto Comahue are considered. Our portfolio’s leaseable area was 333,432 square meters during the period under review, whereas the occupancy rate stood at 98.5%.

Financial indicators of the Shopping Centers segment
(in millions of ARS)

	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Revenues	588.9	441.8	33.3%	1,879.2	1,454.5	29.2%
Operating Income	263.3	209.4	25.7%	902.1	682.3	32.2%
Depreciation and Amortization	29.6	28.0	5.7%	78.9	89.2	(11.5)%
EBITDA	292.9	237.4	23.4%	981.0	771.5	27.2%

Operating indicators of the Shopping Centers segment
(in millions of ARS, except as indicated)

	IIIQ 15	IIQ 15	IQ 15	IVQ 14	IIIQ 14
Gross Leaseable Area (sqm)(1)	333,432	320,761	310,254	311,261	310,257
Tenants’ Sales (3 month cumulative)(1)	4,725.2	6,097.4	4,559.0	4,560.7	3,488.9
Occupancy(1)	98.5%	98.4%	98.5%	98.4%	98.8%

(1) FP-15 includes Distrito Arcos (opened on Dec-14, 18th): Gross Leaseable Area (sqm) as of March: 12,127, Sales as of March (MM) 144.0 and Alto Comahue (opened on March-15, 17th): Gross Leaseable Area (sqm) as of March: 9,533, Sales as of March (MM) 26.5. Occupancy includes Distrito Arcos (97.3% during the IIIQ 15, 96.8% during the IIQ 15) and Alto Comahue (89.6% during the IIIQ 15).

    Revenues from this segment grew 29.2% during this quarter, whereas Operating Income reached ARS 902.1 million (+ 32.2% compared to the nine-month period of 2014). The EBITDA

2

IRSA Propiedades Comerciales S.A.
(Formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Summary as of March 31, 2015

margin, excluding revenues from common expenses and collective promotion fund, was 77.9%, in line with the one observed in the same period of the previous fiscal year.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy (2)	Book Value (ARS thousand) (3)
Alto Palermo	Nov-97	18,899	146	100.0%	99.0%	113,032
Abasto Shopping(4)	Jul-94	36,729	171	100.0%	100.0%	115,210
Alto Avellaneda	Nov-97	37,358	143	100.0%	99.6%	49,471
Alcorta Shopping	Jun-97	15,222	107	100.0%	100.0%	36,032
Patio Bullrich	Oct-98	11,904	85	100.0%	100.0%	63,542
Buenos Aires Design	Nov-97	13,888	63	53.7%	95.1%	9,807
Dot Baires Shopping	May-09	49,847	157	80.0%	100.0%	439,845
Soleil	Jul-10	13,993	78	100.0%	100.0%	85,159
Distrito Arcos(5)	Dec-14	12,127	63	90.0%	97.3%	230,758
Alto Noa Shopping	Mar-95	19,073	89	100.0%	100.0%	12,231
Alto Rosario Shopping(6)	Nov-04	28,320	144	100.0%	97.8%	63,473
Mendoza Plaza Shopping	Dec-94	42,146	145	100.0%	96.3%	62,231
Córdoba Shopping	Dec-06	15,352	107	100.0%	99.4%	49,378
La Ribera Shopping(7)	Aug-11	9,041	58	50.0%	96.7%	26,675
Alto Comahue(8)	March-15	9,533	104	99.1%	89.6%	257,761
Total Shopping Centers		333,432	1,660		98.5%	1,614,605

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area on the last day of the period.
(3) Cost of acquisition plus improvements, less cumulative depreciation
(4) Excludes Museo de los Niños (3,732 sqm).
(5) Distrito Arcos: opened on Dec-14, 18th.
(6) Excludes Museo de los Niños (1,261 sqm).
(7) Through our joint ventures Nuevo Puerto Santa Fe S.A.
(8) Alto Comahue: opened on March-15, 17th.

Cumulative tenants’ sales as of March 31
(by Shopping Center, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Shopping Center	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Alto Palermo	542.9	444.9	22.0%	1,948.3	1,502.7	29.7%
Abasto Shopping	685.7	518.0	32.4%	2,306.7	1,771.9	30.2%
Alto Avellaneda	628.9	489.7	28.4%	2,086.0	1,678.8	24.3%
Alcorta Shopping	292.8	235.8	24.2%	1,074.1	802.7	33.8%
Patio Bullrich	175.7	148.1	18.6%	645.5	500.8	28.9%
Buenos Aires Design	80.8	64.5	25.3%	239.9	200.8	19.5%
Dot Baires Shopping	557.3	435.7	27.9%	1,881.9	1,454.3	29.4%
Soleil	197.5	141.1	40.0%	660.3	460.3	43.4%
Distrito Arcos(1)	119.4	-	-	144.0	-	-
Alto Noa Shopping	262.5	183.7	42.9%	777.5	547.2	42.1%
Alto Rosario Shopping	438.2	303.5	44.4%	1,389.4	981.1	41.6%
Mendoza Plaza Shopping	449.7	336.0	33.8%	1,380.8	1,077.0	28.2%
Córdoba Shopping	168.4	117.3	43.6%	541.9	392.4	38.1%
La Ribera Shopping(2)	98.8	70.6	39.9%	278.7	202.0	38.0%
Alto Comahue(3)	26.6	-	-	26.6	-	-
Total(4)	4,725.2	3,488.9	35.4%	15,381.6	11,572.0	32.9%
(1) Distrito Arcos: Opened on Dec-14, 18th.

3

IRSA Propiedades Comerciales S.A.
(Formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Summary as of March 31, 2015

(2) Through our joint ventures Nuevo Puerto Santa Fe S.A.
(3) Alto Comahue: Opened on March-15, 17th.
(4) Excluding Distrito Arcos and Alto Comahue: Total IIIQ 15 (ARS MM) 4,579.3, Var 31.3%. Total 9M 15 (ARS MM) 15,211.0, Var 31.4%.

Cumulative tenants’ sales as of March 31
(by Type of Business, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Type of Business	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Anchor Store	269.3	231.1	16.5%	941.3	787.9	19.5%
Clothes and Footwear	2,266.7	1,581.2	43.4%	7,807.5	5,599.2	39.4%
Entertainment	186.7	144.0	29.7%	507.2	404.0	25.5%
Home	853.0	693.6	23.0%	2,617.6	2,176.7	20.3%
Restaurant	488.2	373.9	30.6%	1,408.1	1,095.3	28.6%
Miscellaneous	595.3	432.6	37.6%	1,948.1	1,415.5	37.6%
Services	66.0	32.5	103.1%	151.8	93.4	62.5%
Total(1)	4,725.2	3,488.9	35.4%	15,381.6	11,572.0	32.9%

(1) Excluding Distrito Arcos and Alto Comahue: Total IIIQ 15 (ARS MM) 4,579.3, Var 31.3%. Total 9M 15 (ARS MM) 15,211.0, Var 31.4%.

Revenues from cumulative leases as of March 31
(Detailed revenues, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Detailed Revenues	IIIQ15	IIIQ14	YoY Var	9M 15	9M 14	YoY Var
Base Rent	240.2	185.8	29.3%	685.6	549.4	24.8%
Percentage Rent	84.9	52.9	60.5%	345.1	234.1	47.4%
Total Rent	325.1	238.7	36.2%	1,030.7	783.5	31.6%
Admission rights	41.7	32.5	28.3%	113.3	92.6	22.4%
Fees	12.9	16.0	(19.4)%	33.7	32.8	2.7%
Parking	25.6	19.4	32.0%	78.5	59.4	32.2%
Management fees(1)	(13.0)	(10.9)	19.3%	-	-	-
Other	1.8	1.3	38.5%	4.4	3.3	33.3%
Total Revenues before Common Expenses and Collective Promotion Fund	394.1	297.0	32.7%	1,260.6	971.6	29.7%
Common Expenses and Collective Promotion Fund	194.9	144.8	34.6%	618.6	482.9	28.1%
Total Revenues	588.0	441.8	33.1%	1,879.2	1,454.5	29.2%

(1) Management fees have been reclassified in Operating Costs.

4

IRSA Propiedades Comerciales S.A.
(Formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Summary as of March 31, 2015

III. Offices.

    The A+ office market in the City of Buenos Aires remains robust. According to L.J. Ramos, there was a slight increase in rental and sales prices of premium spaces at the beginning of 2015. Average rental price was USD 28 per sqm, while the premium sqm in Buenos Aires reached USD 4,000 per sqm. Contrary to this effect, the vacancy rate rose slightly in the City of Buenos Aires at the beginning of 2015, reaching 12.4%, 2.4 pp. above the rate recorded last year.

Evolution of Rental and Sales Prices of A+ Offices, City of Buenos Aires

50
45
40
35
30
25
20
15
10
5
0
3,200
2,900
2,570
2,280
1,600
1,800
2,060
2,110
2,800
3,100
3,500
3,700
3,800
4,500
4,500
4,200
3,800
4,000
28
29
28
20
8
10
12
18
27
32
37
30
31
31
30
26
26
28
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
mar-15
Valor de Renta USD/m2
Valor de Venta USD/m2

Source: L.J. Ramos

    During the third quarter of 2015 our Office segment was impacted by the acquisition of 5 buildings from our controlling company IRSA Inversiones y Representaciones S.A in December 2014. As a result, revenues for the third quarter were 521.9% higher than in the third quarter of 2014 and an increase of 236.7% was recorded in the comparative 9-month period. EBITDA, excluding expenses related to the asset transfer, rose 359.8% as compared to the first nine months of the previous fiscal year.

In Millions of ARS	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Revenues	70.9	11.4	521.9%	99.5	27.4	263.1%
Operating Income	38.4	7.5	412.0%	(12.5)	15.0	(183.3)%
Depreciation and Amortization	29.5	1.5	1.866.7%	43.1	4.4	879.5%
EBITDA(1)	67.9	9.0	654.4%	89.2	19.4	359.8%

(1) EBITDA: Operating Income plus Depreciation and Amortization excluding stamp tax expenses incurred in the transfer of assets.

5

IRSA Propiedades Comerciales S.A.
(Formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Summary as of March 31, 2015

	IIIQ 15	IIQ 15	IQ 15	IVQ 14	IIIQ 14
Leaseable Area	95,002	95,002	11,242	11,242	11,242
Occupancy	98.9%	98.9%	100%	100%	100%
Rental price ARS/sqm	228.8	221.0	166.7	156.3	199.9
Rental price USD/sqm	26.0	25.8	19.7	19.2	25.1

    Rental prices and occupancy rate of the portfolio remained stable during the third quarter of 2015, USD 26 per sqm and 98.9%, respectively. Total leaseable area increased during the cumulative period by 83,760 sqm due to the acquisition of the buildings described above, totaling 95,002 sqm of gross leaseable area.

    Below is information on our office segment and other lease properties as of March 31, 2015.
(In thousands of ARS)

	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Occupancy Percentage (2)	IRSA Propiedades Comerciales’ Effective Interest	Book Value (3)
Offices
Edificio República	04/28/08	19,885	96.8%	100%	700,305
Torre Bankboston (Della Paolera)	08/27/07	14,873	100.0%	100%	529,438
Intercontinental Plaza	11/18/97	22,535	100.0%	100%	640,035
Bouchard 710(5)	06/01/05	15,014	100.0%	100%	513,493
Suipacha 652/64	11/22/91	11,453	96.7%	100%	125,502
Dot Building	11/28/06	11,242	100.0%	80%	88,634
Subtotal Offices		95,002	98.9%	N/A	2,597,407
Other Properties
Ex-Nobleza Piccardo(4)	05/31/11	98,610	100.0%	50%	9,971
Subtotal Other Properties		98,610	100.0%	N/A	9,971
TOTAL OFFICES AND OTHER		193,612	99.5%	N/A	2,607,378

(1) Total leaseable area for each property as of 03/31/15. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of 03/31/5
(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation.
(4) Through Quality Invest S.A.
(5) Leaseable area modified to reflect spaces pending permit.

6

IRSA Propiedades Comerciales S.A.
(Formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Summary as of March 31, 2015

IV. Other.

    This item includes the “Sales and Developments” and “Financial Transactions and Other” segments.

	Sales and Developments(1)			Financial Transactions and Other(2)
in ARS Million	9M15	9M14	Var %	9M15	9M14	Var %
Revenues	3.7	19.1	(80.6)%	0.1	0.5	(80.0)%
Operating Income	3.4	12.2	(72.1)%	8.6	0.5	1,620.0%
Depreciation and Amortization	-	-	-	-	-	-
EBITDA	3.4	12.2	(72.1)%	8.6	0.5	1,620.0%
(1) Includes Torres Rosario Project (Condominios del Alto I).
(2) 20% interest held by Tarshop, residual business of Apsamedia and Avenida Inc.

    The Sales and Developments segment recorded lower revenues and EBITDA due to lower sales made in Condominios del Alto in Rosario during the nine-month period under review. The Financial Transactions and Other segment reached an EBITDA of ARS 8.6 million as a result of the sale of 5% of the interest in our equity investee Avenida Inc. recorded as “Other Operating Income, net” during the first quarter of 2015.

7

IRSA Propiedades Comerciales S.A.
(Formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Summary as of March 31, 2015

V. Reconciliation with Consolidated Income Statement.

Below is an explanation of the reconciliation of the company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the segment Income Statement but not in the Income Statement.

For the nine-month period ended March 31, 2015
(stated in thousands of pesos)

Item	Income by segment	Joint Ventures (1)	Inter-segment deletions	Income Statement
Revenues	1,982,433	(21,694)	-	1,960,739
Costs	(842,162)	11,599	-	(830,563)
Gross Profit	1,140,271	(10,095)	-	1,130,763
Gain from disposal of investment properties	3,361	-	-	3,361
General and administrative expenses	(91,472)	262	81	(91,129)
Selling expenses	(80,669)	952	-	(79,717)
Other operating results, net	(69,985)	774	(81)	(69,292)
Operating income	901,506	(8,107)	-	893,399
(1) Includes operating results from La Ribera Shopping and Predio San Martín (50%).

8

IRSA Propiedades Comerciales S.A.
(Formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Summary as of March 31, 2015

VI. Consolidated Financial Debt.

    As of March 31, 2015 IRSA Propiedades Comerciales S.A. had loans for a total amount equivalent to USD 458.4 million. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

Description	Issue Currency	Outstanding Amount (USD million)(1)	Rate	Maturity
Series I Notes due 2017 (int.)	USD	120.0	7.88%	May-17
Short-term debt	ARS	56.6	Variable	< 180 days
Syndicated loan – Arcos	ARS	4.5	15.01%	Nov-15
Syndicated loan – Neuquén	ARS	7.0	15.25%	Jun-16
Other Loans	ARS	3.8	-	-
Asset Purchase Debt	USD	246.4	8.50%	Jul-20
Total IRSA PC’s Debt	USD	438.3

(1) Principal amount in USD (million) at an exchange rate of 8.822 ARS = 1 USD, without considering eliminations of balances with subsidiaries.

VII. Material Events Occurred during the Period and Subsequent Events.

March 2015:

General Ordinary and Extraordinary Shareholders’ Meeting

    On March 26, 2015, a shareholders’ meeting of the Company was held and the following Agenda items were resolved upon:
·	Allocation of $ 298.5 million as interim cash dividend.
·	Increase in the US$ 300 million Global Note Program approved by the Shareholders’ Meeting dated October 31, 2011 (the “Program”), for an additional amount of up to US$ 200 million.

VIII. Summary Comparative Consolidated Balance Sheet.

	03.31.2015	03.31.2014	03.31.2013
Non-current Assets	5,169,271	2,183,110	2,085,131
Current Assets	1,271,772	1,159,707	774,762
Total	6,441,043	3,342,817	2,859,893
Non-current Liabilities	3,573,682	1,387,373	1,012,703
Current Liabilities	1,830,919	785,602	752,328
Subtotal	5,404,601	2,172,975	1,765,031
Minority interest	218,034	188,376	160,893
Shareholders’ equity	818,408	981,466	933,969
Total	1,036,442	1,169,842	1,094,862

9

IRSA Propiedades Comerciales S.A.
(Formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Summary as of March 31, 2015

IX. Summary Comparative Consolidated Income Statement.

	03.31.15	03.31.14	03.31.13
Operating income	893,399	705,976	543,240
Share of profit of associates and joint ventures	21,749	(5,086)	2,285
Income before financial results and income tax	915,148	700,890	545,525
Finance income	79,369	103,605	35,830
Finance cost	(390,274)	(438,427)	(178,446)
Other financial results	92,565	128,097	965
Financial results, net	(218,340)	(206,725)	(141,651)
Income / (loss) before income tax	696,808	494,165	403,874
Income tax expense	(225,810)	(174,961)	(143,168)
Net income	470,998	319,204	260,706
Total comprehensive net income	470,998	319,204	260,706

Attributable to:
Equity holders of the parent	441,364	289,446	245,769
Non-controlling interest	29,634	29,758	14,937

X.	Summary Comparative Consolidated Cash Flow.

	03.31.15	03.31.14	03.31.13
Net cash generated from operating activities	815,448	648,009	490,736
Net cash used in investing activities	(517,366)	(322,437)	(335,122)
Net cash used in financing activities	(316,854)	(416,280)	(80,012)
Net increase / (decrease) in cash and cash equivalents	(18,772)	(90,708)	75,602

XI.	Comparative Statistics.
    Not applicable.

XII.	Comparative Ratios.

	03.31.2015		03.31.2014		03.31.2013
Liquidity
Current Assets	1,271,772	= 0.69	1,159,707	= 1.48	774,762	= 1.03
Current Liabilities	1,830,919		785,602		752,328

Indebtedness
Total Liabilities	5,404,601	= 6.60	2,172,975	= 2.21	1,765,031	= 1.89
Shareholders’ Equity	818,408		981,466		933,969

  10

IRSA Propiedades Comerciales S.A.
(Formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Summary as of March 31, 2015

Solvency
Shareholders’ Equity	818,408	= 0.15	981,466	= 0.45	933,969	= 0.53
Total Liabilities	5,404,601		2,172,975		1,765,031

Capital Assets
Non-current Assets	5,169,271	= 0.80	2,183,110	= 0.65	2,085,131	= 0.73
Total Assets	6,441,043		3,342,817		2,859,893

  11

IRSA Propiedades Comerciales S.A.
(Formerly ALTO PALERMO S.A. (APSA) due to change of corporate name)

Summary as of March 31, 2015

XIII. Brief comment on prospects for the next quarter.

    During the third quarter of 2015 we maintained the rate of growth of our shopping centers’ sales and their occupation levels. We expect that the business will continue to be sound during the rest of the year.

    In March, we opened the fifteenth shopping center in our portfolio, “Alto Comahue”, located in the City of Neuquén, in the Argentine Patagonian region. This shopping center features 130 stores from the most renowned brands in Argentina. We recorded good sales figures in its first days of operation, and we expect that this new shopping center, so much longed-for by the local population, will have a good performance.

    The project is part of a mixed-use complex that includes a supermarket in operation and 2 additional parcels of land. In one of these parcels the development of a hotel is planned, while in the other, covering 18,000 sqm and owned by the company, a future housing development has been projected. Given the city’s upward flourishing trend in the real estate industry during the last year, we believe that our land reserves in this project offer an attractive potential for development.

    We will remain active throughout the year by encouraging marketing actions, events and promotions in our shopping centers, as they have proved to be highly effective in terms of sales and have been eagerly endorsed by the public. Moreover, we expect to continue working with the aim of optimizing the performance of our current shopping centers through improvements that result in taking better advantage of the leaseable square meters and higher functionality and attractiveness for the benefit of consumers, stores and tenants.

    As concerns the office segment, which has become more significant for the Company following its acquisition of 5 buildings from our controlling company IRSA in December past, we will continue working towards closing the best lease agreements and maintaining optimum portfolio occupancy levels.

    We hope that during 2015 IRSA Propiedades Comerciales will consolidate as the leading commercial real estate company in Argentina, adding new properties and surface area to its current portfolio, new leading brands and different formats to keep growing in Argentina, by offering the best commercial proposals to our visitors and premium spaces to our lessees. Given our financial position, experience in seizing market opportunities and franchise for accessing the capital markets, we remain confident in the growth and consolidation of our portfolio.

12

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

May 26, 2015	By:	/s/ Saúl Zang
Saúl Zang
Responsible of Relationships with the markets